CBRL GROUP, INC.

2008

ANNUAL REPORT



CRACKER BARREL

OLD COUNTRY STORE®

Good Country Cookin' Since 1969

All the folks pictured in this 2008 Annual Report for CBRL Group, Inc. are the genuine article—each one is a welcomed guest or valued employee of Cracker Barrel Old Country Store®. And we just wanted to thank them for taking a moment out of their busy day to make this year's annual report such a nice reflection of the Cracker Barrel family.

Gathering with friends and family.
Sharing stories and news. Relaxing and reminiscing.

No matter how busy life gets, we think it's important to take time to look back on where you've been, and to figure out where you're headed. And few places seem as well suited for this as a comfortable rocking chair.

That's why, ever since we opened our doors in 1969, we've been sure to keep plenty of rocking chairs on the front porch of every Cracker Barrel Old Country Store®. Not only is a comfortable rocker our way of letting folks know they're welcome to join us for a good meal and to browse the shelves of our country store —over the years, Cracker Barrel Rockers have become a truly iconic symbol of our brand.

Today, Cracker Barrel is one of the most differentiated and well-known concepts in the restaurant industry. And while it'd be easy for us to be satisfied at that, our goal at CBRL Group, Inc. is to constantly look for ways to get premium returns on this premium brand: simplifying our operations to be more efficient and effective, focusing our energy to make every guest's experience the best it can be, and consistently executing to grow sales.

While 2008 proved to be a year in which the restaurant industry faced some real challenges, we were pleased to see our efforts recognized and validated both by our guests and the public at large. In fact, Cracker Barrel ranked as *Fortune* magazine's Most Admired Full Service Restaurant, while the independent research firm W Ratings ranked us in the Top 10 Most Competitive Companies among U.S. consumers.

As Cracker Barrel enters its 40th year of operations, we're already looking ahead to the next 40—and to welcoming plenty of travelers, neighbors and lots of new friends along the way. So why not sit back and relax in your favorite rocker while we reflect on everything we accomplished together in 2008.


Cracker Barrel
Old Country Store ®

577 Places Across The Country And Around The Corner

Where You're Always Welcome.

Alabama	27
Arizona	12
Arkansas	11
Colorado	4
Connecticut	2
Delaware	1
Florida	58
Georgia	41
Idaho	1
Illinois	22
Indiana	27
Iowa	3
Kansas	4
Kentucky	29
Louisiana	9
Maryland	4
Massachusetts	4
Michigan	16
Minnesota	1
Mississippi	11
Missouri	17
Montana	2
Nebraska	2
New Hampshire	1
New Jersey	6
New Mexico	4
New York	8
North Carolina	33
North Dakota	1
Ohio	31
Oklahoma	7
Pennsylvania	21
Rhode Island	1
South Carolina	21
South Dakota	1
Tennessee	50
Texas	38
Utah	4
Virginia	27
West Virginia	10
Wisconsin	5

As of August 1, 2008

Unless specifically noted otherwise, references in this annual report to "CBRL" or "The Company" refer to CBRL Group, Inc. and its subsidiaries; to "Cracker Barrel" refer to Cracker Barrel Old Country Store, Inc. or its Cracker Barrel Old Country Store® restaurant and gift shop concept. Cracker Barrel Old Country Store®, The Greatest Family Road Trip™ and Fireside Country Skillets™ are trademarks of CBOCS Properties, Inc.

To Our Shareholders:

Our 39th year of operation was one of the toughest faced by the restaurant industry. Consumer confidence fell to a 16-year low as a result of high gas prices, rising food costs at the grocery store, falling home values, and a shrinking job market. To no one's surprise, people responded by cutting back the number of times they dined out. The good news is that Cracker Barrel Old Country Store® is still a preferred choice for many. It's a place where multi-generational families can gather. It's also one of the few places where travelers and locals alike can find consistently great tasting down home country cooking. By providing honest value - which we define as ample portions of high quality food at a fair price - we consistently outperformed many in the casual dining industry as measured by comparable store sales published by the industry-monitoring Knapp-Track™ report.

Before talking about what we believe to be an exciting future, I want to review our financial results for the past fiscal year. Revenue from continuing operations grew 1.4 percent to $2.38 billion as we opened 17 new Cracker Barrel Old Country Store® locations. Comparable store restaurant sales increased 0.5 percent (including the effect of a 3.6% menu price increase) from fiscal 2007, and comparable store retail sales were down 0.3 percent. Excluding the 53rd week in fiscal 2007, revenues grew 3.4 percent and diluted earnings per share were up 17.2 percent. Soft same-store sales and rising commodity and energy costs - a common theme in our industry - as well as non-recurrence of the 53rd week in fiscal 2008, caused operating income to decline 10.3 percent. Fully diluted income from continuing operations per share of $2.79 was up 10.7 percent from diluted income per share from continuing operations in fiscal 2007. This increase in earnings per share reflects the benefit of our recapitalization initiatives completed in 2007.

Extreme inflation in commodities, which reflected the effects of heightened global demand for corn and other grains, resulted in a 6.0 percent increase in the average price of the food we purchased. In the retail business, we carried more lower-margin domestically-sourced products, and we were forced to use more markdowns, which, along with freight surcharges, also increased our costs. While we were more efficient in the use of labor hours, our health care costs continued

CBRL Group, Inc. Diluted Income Per Share From Continuing Operations



$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0
2004
2005
2006
2007
2008
Fiscal Year

CBRL Group, Inc. Cash Flow From Operations and Capital Expenditures



$ In Millions
$250
$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
Fiscal Year
Net Cash Provided by Operating Activities
Cash Used to Purchase Property and Equipment

to increase. We always have attempted to respond to margin pressures by offsetting higher costs with selective price increases. We are not strangers to cost inflation or economic weakness; however, we appear to be in one of those times when maintaining the customer experience, which includes providing good food at a great value, means continued pressure on our operating margins over the near-term. And one thing I can guarantee is that maintaining the customer experience is vital to our future success.

I am happy to report that despite some pressure on profits, we continue to generate strong cash flows. Net cash from operating activities was $124.5 million, which funded $88 million of capital expenditures. During 2008, we also returned capital to shareholders by paying dividends of $0.68 per share and repurchasing $52 million, or approximately 7 percent of our outstanding shares. The trend of returning excess cash to shareholders continued in the first quarter of fiscal 2009, where we increased the quarterly dividend 11 percent.

OUR BRAND HAS LASTING APPEAL

Our brand is as relevant today as it was in 1969 when we opened our first store. For example, we set opening sales records in three new stores in Texas. The Lubbock store, which opened in late fiscal 2007, set a 5-day restaurant sales record. The Midland store, which opened in early fiscal 2008, set a 5-day retail and combined unit sales record. And our strong performance continues. The McAllen store, which opened in March 2008, surpassed both Midland's and Lubbock's sales records.

While we take pride in our new store performance, we also are focused on our ability to sustain sales growth over the long-term. The only way to do this is to deliver a superior customer experience every single time. This means more than simply putting food on the table. It's about creating a strong emotional attachment to the Cracker Barrel brand. This has been confirmed once again by a recent industry-wide study. PeopleMetrics, a research firm that tracks consumer markets, surveyed 1,250 customers about their experiences at nine major restaurant chains. Cracker Barrel Old Country Store® scored high in customer engagement, which means: 1) the customer feels valued;

CBRL Group, Inc. Dividend Outlays and Dividends Per Share


Dividends Paid on Common Stock (in millions)
$25
$20
$15
$10
$5
$0
2004
2005
2006
2007
2008
Fiscal Year
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Dividends Declared Per Share
Dividends Paid on Common Stock
Dividends Declared Per Share

CBRL Group, Inc. Cumulative Share Repurchases


Share Repurchases ($ in millions)
$800
$700
$600
$500
$400
$300
$200
$100
$0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Fiscal Year
60
50
40
30
20
10
0
Cumulative Shares Repurchased (in millions)
Share Repurchases
Cumulative Shares Repurchased

2) there's an engaged employee who's creating the experience; and 3) there is a clean environment and hot food.

Another survey, by W Ratings, an independent competitive research firm, ranked Cracker Barrel in the top ten of the most competitive companies among US consumers. W Ratings identifies the best-performing companies through a patented method that blends financial data with quantitative consumer interview data to measure a company's ability to achieve higher economic profit than its competitors and sustain the competitive advantage through barriers to entry. Cracker Barrel was tied with globally-recognized brands Heineken and Nokia for tenth place.

For the 18th consecutive year, we continued our run as the "Best Family Dining Chain" by *Restaurants & Institutions* magazine. For the seventh consecutive year, Cracker Barrel was rated as the most RV-friendly sit-down restaurant in America. In addition, we ranked fourth in *Fortune's* Most Admired Company food service classification, behind Starbucks, McDonald's and Yum! Brands. Once again, we were ranked first among full-service restaurants and second overall in the quality of products and services.

There's a saying that "Your mission is what you measure." Any way you measure it, we have a strong brand, one which forms the cornerstone of our mission of "pleasing people" and our goal of generating premium returns for our shareholders.

OUR PEOPLE MAKE IT HAPPEN EVERY DAY

We love our loyal guests. We also know that loyalty cannot be taken for granted. Every time a guest visits a Cracker Barrel we want to provide a great experience. Our people make it happen every day, and we believe that we have a unique advantage in attracting and retaining top-caliber employees. By providing e-learning for every position through the Personal Achievement Responsibility (PAR) system, each employee has the opportunity to advance through four skill levels with an associated increase in pay and benefits. The skills training provided through our PAR System translates into a higher level of customer service and greater customer satisfaction. And our diversity training programs ensure that our employees understand that they have the right to be treated with the same respect and dignity as our guests.

Keeping our people productive is of course important, but the real benefit comes from keeping our best employees with us over a longer period of time. Having well-trained, experienced employees in the restaurants and retail shops greatly improves the overall guest experience. We made good progress in reducing turnover in 2008 and will continue with that focus in 2009. The "Rising Star" program, which we introduced in 2007, has helped reduce hourly employee turnover to below 100 percent, which is remarkable in the restaurant industry. Our management turnover is below 20 percent – another measure of our focus on refining job responsibilities in order to provide our guests with the absolutely best dining experience. Reduced employee turnover initiates a positive chain reaction that results in higher guest satisfaction, increased productivity throughout the store, and lower costs for training and hiring.

Leading the charge every day is a network of executives and store managers who together are accountable for making this complex operation run efficiently. Fortunately, our management bench is strong and deep. There have been a number of individuals who made significant contributions over the years. I want to extend a sincere thank you to Larry White, our former chief financial officer, who retired in February of 2008. Larry helped us navigate through the Cracker Barrel turnaround in 2000 and 2001, the Logan's divestiture and our recapitalization initiatives that began in 2006.

WE'RE BUSY MAKING OUR GOOD BUSINESS PERFORM BETTER

Our operational initiatives continue to focus on improving speed of service and margins. We have found that when we deliver their food in 14 minutes or less, guests are more likely to return and recommend our restaurant over others. One of our initiatives, called "Seat to Eat," is intended to do just that. Seat to Eat includes food process simplification and testing new types of equipment and new kitchen and service configurations. One way that we have simplified our food preparation process is to transfer some of the manual preparation to our vendors which results in improved consistency and lower waste. These process simplifications, however, are adopted only after rigorous testing allows us to conclude that the customer experience will not be diminished. We tried this successfully with our Thanksgiving Day Special last year and saved over $500,000 through reduced overtime just related to preparing for that one day. The process also allowed us to serve more people on what is one of our busiest days of the year. We continue to test new equipment and new configurations in order to speed up meal preparation time. An initial roll out of the first phase of the Seat to Eat process improvements is planned for fiscal 2009.

Another approach that we are using to increase speed of service is menu simplification. We tested several versions of the "Best of the Barrel" menu in 2008. The new streamlined menu is intended to offer our guests' favorites while increasing speed in the kitchen, improving margins and reducing waste. We are replacing some of the low-volume menu items with appealing new offerings that are faster to deliver with lower waste. We currently are testing the latest version of the "Best of the Barrel" menu in an expanded group of stores and intend to roll out the menu to the entire system later in the fiscal year.

Next I want to talk about the progress that we've made in the retail business. In an extremely difficult general retail environment, our comparable store sales were down only 0.3 percent compared with 2007. This is an especially positive performance because Cracker Barrel retail shops are not typically destination shopping places, and restaurant traffic slowed as consumers' purchasing power declined in 2008. We are seeing these positive results as implementation of our new retail strategy, developed over the past year, kicks in.

In 2008, we introduced "floor-set location optimization," which integrated all of the parts of the merchandising cycle. In simpler terms, this is part of our effort to generate higher sales dollars and profits from every square foot of retail space. We are looking for new ways to link the restaurant experience with our authentic retail offerings. An effective way to tie everything together is with a theme. For example, "The Greatest Family Road Trip™" theme tied seasonal restaurant and retail items to a national summer promotion. Each theme includes related impulse items such as nostalgic candies or toys. The goal is to create a fun shopping experience. Our customers call it the "Joy of the Hunt": discovering what's new in the retail store throughout the year. We have also introduced iconic packaging that reinforces Cracker Barrel's old country store roots.

There is a lot more involved in retail than merely selling products. We now measure the productivity of each product category by evaluating product selection and customer feedback, as well as sourcing and supply chain costs. One example is women's apparel where we now have a much better understanding of customer preferences, how to best source that product across various locations, and when to reorder. We have adopted a similar process to improve our pricing. Other actions that are enabling us to drive improvements in the sales and profitability of the retail business include enhanced point-of-sale capabilities, additional training of our retail staff, and more detailed market research.

WE'RE EXTENDING THE WELCOME MAT

We always want more guests coming through the front door. To drive traffic into our restaurants and retail stores, we need to build awareness outside our four walls. Our loyal customers dine with us at least once a month, but our overall brand awareness has fallen over the past four years as we reduced our radio advertising. Billboards continue to be our primary form of advertising, as they quickly show the brand promise and provide directions to the next location. To stimulate awareness of Cracker Barrel as a local place to eat as well as a much-loved relaxing place for travelers, we tested TV advertising in selected markets in fiscal 2008. We also tested combinations of radio and TV advertising over the Christmas holidays. Although we did see meaningful increases in traffic and retail sales, enough to more than breakeven in the test markets, we did not fully reach the levels that would allow us to use TV advertising extensively across our system, so we're developing a media plan to run a combination of TV and radio advertising in fiscal 2009 based on these results.

We introduced our first national promotion in May 2008, "The Greatest Family Road Trip™". We gave away over 30 million game pieces to our guests for the chance to win free meals, GPS navigational systems or the grand prize, a Monaco recreational vehicle or $250,000 in cash. Although it was difficult to determine the full benefit of the promotion, it was creative, it was new, and it was fun for our employees and guests. And, in fact, we did continue our better-than-industry traffic performance in the months of June and July when some observers expected weaker performance as a result of lower summer road travel. We also built on the success of another program that helps bring more people through our doors – the Cracker Barrel gift card. In 2008, we doubled the number of major retailers that carry our gift cards and we saw gift card sales increase 16 percent over the previous year.

Country music goes hand in hand with down home country cooking, and we will continue to reinforce this important tie to the Cracker Barrel brand though the release of CDs exclusively through our stores. This year's offerings included music by Alabama, Lonestar, Aaron Tippin and

Ricky Skaggs. Whether you like songs from yesteryear or today's new hits, there is no mistaking the country feel when you walk through our front door and give a listen.

LIVING AND GIVING IN OUR COMMUNITIES

Corporate social responsibility is a way of life at Cracker Barrel Old Country Store®. It begins at the top with our board of directors, who, except for myself, are all independent board members. Our Board's Public Responsibility Committee is actively involved in reviewing our corporate citizenship policies and activities to make sure that we carry out our mission of "pleasing people," both inside and outside the four walls of our stores. Our executive team members, who have an average tenure of 23 years in the restaurant industry, concern themselves not only with creating value for shareholders but with socially responsible activities in the communities and with the guests that we serve.

For example, we're focusing more on health and the environment. In 2008, we successfully eliminated artificial trans-fats from our food without affecting the quality or taste. All of our new locations are non-smoking. On the "green" front, we continue to look at ways to reduce the energy usage in our locations, not only as a way to reduce our costs, but to manage our carbon footprint.

We've made education and diversity strategic priorities. For example, we expanded the focus of the Cracker Barrel Old Country Store Foundation to evaluate opportunities in all 41 states in which our stores are located. Not only do we provide scholarship opportunities each year for our employees and their children, we also fund scholarships at Spelman College in Atlanta as part of the Cracker Barrel Endowed Heritage Scholars program and at Fisk University in Nashville. The sponsorship of the "Women of Color Student Leadership Conference" at Spelman College and the Tom Joyner Family Reunion® as well as participation in the Women's Foodservice Forum and the Multicultural Foodservice & Hospitality Alliance are more examples of how we are building relationships with those organizations having a commitment to diversity and inclusion.

In closing, as we look toward our 40th anniversary, we recognize that we face significant challenges. Our game plan is to build on our brand strength and execute our operational initiatives to generate higher restaurant and retail sales. Achieving higher profit margins on each sales dollar will largely depend on our ability to manage our costs. Most important, we cannot lose the energy and excitement of our 65,000 dedicated employees who serve our guests everyday.

Sincerely,

Michael A. Woodhouse
Chairman, President and Chief Executive Officer




MENU
Rising Star

We Started Out On Highway 109 In Tennessee, And Just Kept Going.

In 1969, we got an idea. In the grand scheme of things, it was a pretty simple one: to open a country store and restaurant alongside the new interstate highway traveling through Lebanon, Tennessee. We figured we'd offer folks a clean, comfortable, friendly place where they could take a break, have a good meal and maybe browse through some authentic country gifts—and we'd see if they visited.

It's funny how seemingly "simple ideas" often lead to impressive results. And were we ever impressed with the way folks responded to our Good Country Cookin'. So we decided to give it another shot, opening a second location in Manchester, Tennessee. Pretty soon, we ventured into Georgia, Kentucky and then Alabama. Who would have imagined 39 years later there would be 577 Cracker Barrel Old Country Store® locations dotting the highways and neighborhoods from Texas to Minnesota, Florida to Idaho.

While life may seem a little more complicated than it did in 1969, and our operations are a bit more involved today than they were back then, the idea that drives us is still as simple as ever. Treat people the way we'd want to be treated, offer them good food and quality products at an honest value, and make sure travelers and neighbors alike look forward to visiting us again soon. Because we think the key to our success as a restaurant concept—and as an organization—is as simple as that.





Offering One-Of-A-Kind Experiences 600,000 Times A Day. Every day, that's how many folks visit us here at Cracker Barrel. And whether they're college students, retirees, or a family that spans generations, it's nice to know that our guests see Cracker Barrel as more than just a place to enjoy a traditional Roast Beef Dinner or breakfast served all day—it's a true experience you can't quite find anywhere else.

We're Always Looking For New Ways To Say "Welcome Back." This summer, we hosted "The Greatest Family Road Trip,™" our first-ever national promotion designed to excite guests about our seasonal offerings while working to drive repeat visits during the summer travel season. Folks around the country collected game pieces to try to match up the words "Good Country Cookin'" for a chance to win over $1 million in prizes, from instant gift cards and GPS navigation systems to $250,000 cash or a top-of-the-line RV. All told, we handed out more than 30 million game pieces. And generated plenty of excitement among guests and employees along the way.

Throughout the year, we continued to test our new television and radio advertising in select markets around the country. While our long-term goal is to gain top-of-mind awareness among consumers, this year we began to include other promotional efforts, highlighting seasonal specials to encourage guests who use us while traveling to visit when they're home, too. Based on our test results, we've decided to expand these efforts even further in fiscal 2009.


577
LOCATIONS
EAST
WEST


Old Country Store
PLAY
GREATEST
FAMILY
Road Trip
HERE!
KEEP ENTIRE PIECE.
WITH BARCODE ONLY.
FOR YOUR
PRIZES!
Play
The GREATEST Family
ROAD TRIP
GAME
PLAY
GREATEST
FAMILY
GAME
1234
GREATEST
FAMILY
Road Trip
Old Country Store
DATE September 9, 2008
DOLLARS
PAY TO THE ORDER OF Betty Brown
Two-Hundred Fifty-Thousand Dollars and 0/100
MEMO Grand Prize Winner




Pull Up A Chair
for some...
Good Country Cookin'

Our Food Tastes Slow-Cooked. But It's Served Nice And Fast. Ever since we lit the first burner on the stove in 1969, we've been serving hearty, old time country favorites and introducing delicious new items, like our popular Barbeque Chicken special, which debuted this summer. And through it all we've learned that one of the best ways we can keep guests happy is by making sure our kitchen runs as smoothly as possible.

So, recently, we've been focusing on a program we call "Seat To Eat," testing new kitchen processes and better equipment configurations to increase efficiency and improve the time it takes food to reach the dining room table. We also created our "Recipe Right" program to help us prepare the best quality food while reducing waste with new guidelines and innovative tools for employees to use—like a new meatloaf cradle which makes it easier to lift the product out of the dish with less breakage, saving us over $500,000 a year in food waste.

Putting Our Best Barrel Forward. In 2008, our "Best of the Barrel" menu test expanded to include 30 stores. This simplified menu works to highlight higher-margin, easy-to-prepare selections and to eliminate slow-moving, low-volume items. During the course of the test, we've seen margins improve; now we're working to drive higher traffic by further refining certain dishes and introducing tasty selections, like the three brand new "Fireside Country Skillets™" we'll be serving for breakfast. Our plan is to roll out the Best of the Barrel system-wide by the end of fiscal 2009.





Born To Browse? So Were We. One of the best parts of visiting an old country store is getting a chance to poke around all the nooks and shelves where you never quite know what you'll find—but you just know it'll be something good. We call that feeling "the joy of the hunt," and it's an important part of how we've worked to improve our retail experience. This year we began cross-merchandizing products by displaying retail items grouped by theme, rather than by category, to foster that unique sense of discovery.

But we know that *what* we offer is just as important as *how* we offer it. That's why, in 2008, our efforts to grow retail sales were grounded in ongoing research efforts to help us better understand what our customer wants to buy, and why. We focused on bringing in fresh retail products that aligned with our seasonal restaurant specials—like the apple ceramic dishes featured during our fall Apple Cheddar Chicken promotion—while also offering items that were uniquely Cracker Barrel.

Welcoming Old Friends And New Faces. This year, we updated the packaging of our Cracker Barrel branded food products like our own Syrup and Pancake Mix to have an even more nostalgic feel. Our Music Catalogue kept on growing with the addition of CDs from Lonestar, Alabama, Aaron Tippin and Ricky Skaggs. And we even expanded our line of Cracker Barrel Rockers with new Adirondack Rocking Chairs and a larger than ever selection of Collegiate Rockers.

FROM OUR

FRONT PORCH

TO YOURS



170,000

ROCKERS SOLD THIS YEAR




Fried Apples
Fried Apples
Cherry


Kelli

A Nice Place To Make Yourself At Home. As a company grows, it's important to find ways to make sure the values you started out with continue on with each new employee you hire. That's especially challenging in an industry where turnover among hourly employees can reach over 120% a year. So we created the "Rising Stars" program to help us focus on finding dedicated employees, training them better than anyone, and making honest efforts to ensure that they want to remain a part of our family well into the future.

We're proud to say that Cracker Barrel is now below 100% turnover among our hourly restaurant employees, hiring 1/3 fewer people in fiscal 2008—with eight months and counting of improved guest satisfaction scores. In fact, PeopleMetrics ranked Cracker Barrel's customer engagement among the highest in the industry, a great signal of how valued our guests feel, and how likely they are to recommend us to a friend. But the real credit goes to the more than 65,000 employees who work so hard to make our guests, and each other, feel right at home.

"Pleasing People" Is Its Own Reward. There's nothing quite like seeing a familiar face visit time and again. Which is why we're so humbled to have been honored as "Best in Family Dining" by *Restaurants & Institutions* magazine for the 18th year in a row. And we couldn't be happier to hear that the Good Sam Club, 1 million RV owners strong, gave us their Welcome Mat Award for Best Sit-Down Restaurant for the seventh year straight.


EAT. SHOP. RELAX.
Raggedy Ann
All The Comforts,
From Roast Beef To Raggedy Ann.



Keeping An Eye On The Road Ahead. There's an old yarn we've heard that says Americans invented rocking chairs because they couldn't sit still, even when they were sitting down. Now, as funny as that may sound, in a way we understand. After all, even though we've become known as a true destination for relaxing comfort on the American highway, we've never been one to stop and rest at simply being "good enough."

Maybe that's why we're so excited when we see new stores like Huntsville, Alabama and both Sherman and Lubbock, Texas continue to outperform expectations even a year after their opening. When you add in locations like McAllen, Texas, which set an opening day sales record—not to mention a five-day restaurant and combined sales record—it gets even better. We think stores like these prove that the Cracker Barrel brand is as strong as ever. And that our ongoing development plans continue to be viable, not just in fiscal 2009, but far beyond that as well.

So, as we get ready to celebrate our 40th year on the road, we'll be sure to take a moment to sit back in one of our favorite Cracker Barrel Rockers and reminisce on the fun we've had getting to where we are today. But you can be sure we won't rest long. Because we're already thinking about all the new initiatives we've put into place to grow and develop this premium brand, how we can support all the great people who surround us and the communities we live in, and all the ways we can continue to make sure our loyal guests feel just as valued and appreciated as they truly are. Today, tomorrow and 40 years from now, too.



Forward-Looking Statements – Risk Factors

Except for specific historical information, many of the matters discussed in this Annual Report to Shareholders may express or imply projections of revenues or expenditures, plans and objectives for future operations, growth or initiatives, expected future economic performance or the expected outcome or impact of pending or threatened litigation. These and similar statements regarding events or results that CBRL Group, Inc. (the "Company") expects will or may occur in the future, are forward-looking statements that involve risks, uncertainties and other factors which may cause our actual results and performance to differ materially from those expressed or implied by those statements. All forward-looking information is provided pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these risks, uncertainties and other factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "trends," "assumptions," "target," "guidance," "outlook," "opportunity," "future," "plans," "goals," "objectives," "expectations," "near-term," "long-term," "projection," "may," "will," "would," "could," "expect," "intend," "estimate," "anticipate," "believe," "potential," "regular," "should," "projects," "forecasts" or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. We believe the assumptions underlying these forward-looking statements are reasonable; however, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in or implied by the forward-looking statements. Factors and risks that may result in actual results differing from this forward-looking information include, but are not limited to, those summarized below, as well as other factors discussed throughout this document, including, without limitation, the factors described under "Critical Accounting Estimates" on pages 44 to 49 of this Annual Report or, from time to time, in the Company's filings with the Securities and Exchange Commission ("SEC"), press releases and other communications.

Readers are cautioned not to place undue reliance on forward-looking statements made in this document, since the statements speak only as of the document's date. The Company has no obligation, and does not intend, to publicly update or revise any of these forward-looking statements to reflect events or circumstances occurring after the date of this document or to reflect the occurrence of unanticipated events. Readers are advised, however, to consult any future public disclosures that the Company may make on related subjects in its documents filed or furnished to the SEC or in its other public disclosures.

Set forth below is a summary of the material risks associated with our business and, therefore, any investment in our securities. Our 2008 Annual Report on Form 10-K, filed with the SEC on September 30, 2008 and available at sec.gov, as well as our website, cbrlgroup.com, contains a more comprehensive discussion of these risks, and you are encouraged to review that Annual Report on Form 10-K and all our SEC filings.

RISKS RELATED TO OUR BUSINESS

- General economic and business conditions as well as those specific to the restaurant or retail industries that are largely out of our control may adversely affect our results of operations.
- We face intense competition, and if we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.
- The price and availability of food, ingredients, merchandise and utilities used by our restaurants or merchandise sold in our retail shop could adversely affect our revenues and results of operations.
- We are dependent on attracting and retaining qualified employees while also controlling labor costs.

- Our distribution risks are heightened because of our single distribution facility; in addition, our reliance on certain significant vendors, particularly for foreign-sourced products, subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.
- Our plans depend significantly on initiatives designed to improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely.
- We incurred substantial indebtedness to finance our 2006 strategic initiatives, which may decrease our flexibility and increase our borrowing costs.
- Our advertising is heavily dependent on billboards, which are highly regulated; a shift away from billboard advertising poses a risk of increased advertising and marketing costs that could adversely affect our results of operations.
- Our business is somewhat seasonal and also can be affected by extreme weather conditions and natural disasters.
- If we fail to execute our business strategy, which primarily depends on our ability to find new restaurant locations and open new restaurants that are profitable, our business could suffer.
- Individual restaurant locations are affected by local conditions that could change and affect the carrying value of those locations adversely.
- Health concerns and government regulation relating to the consumption of food products could affect consumer preferences and could negatively affect our results of operations.
- Litigation may adversely affect our business, financial condition and results of operations.
- Unfavorable publicity could harm our business.
- The loss of key personnel or difficulties in recruiting and retaining qualified personnel could jeopardize our success.
- We are subject to a number of risks relating to federal, state and local regulation of our business that may increase our costs and decrease our profit margins.
- Our current insurance may expose us to unexpected costs.
- A material disruption in our information technology and telecommunication systems could adversely affect our business or results of operations.
- A privacy breach could adversely affect our business.
- Our reported results can be affected adversely and unexpectedly by the implementation of new, or changes in the interpretation of existing, accounting principles or financial reporting requirements.
- Failure of our internal control over financial reporting could harm our business and financial results.
- Our annual and quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts, rating agencies and investors due to a number of factors, some of which are beyond our control, resulting either in volatility or a decline in the price of our securities.
- We are a holding company and depend on our subsidiaries to generate sufficient cash flow to pay dividends and meet our debt service obligations.

CBRL GROUP, INC.

Selected Financial Data

(Dollars in thousands except share data)
For each of the fiscal years ended

	August 1, 2008[a][b]	August 3, 2007[b][c][d]	July 28, 2006[b][e]	July 29, 2005[b][f]	July 30, 2004[b][g]
SELECTED INCOME STATEMENT DATA:					
Total revenue	$ 2,384,521	$ 2,351,576	$ 2,219,475	$ 2,190,866	$ 2,060,463
Income from continuing operations	65,303	75,983	95,501	105,363	93,260
Income from discontinued operations, net of tax	250	86,082	20,790	21,277	18,625
Net income	65,553	162,065	116,291	126,640	111,885
Basic net income per share:					
Income from continuing operations	2.87	2.75	2.23	2.20	1.91
Income from discontinued operations, net of tax	0.01	3.11	0.48	0.45	0.38
Net income per share	2.88	5.86	2.71	2.65	2.29
Diluted net income per share:					
Income from continuing operations	2.79	2.52	2.07	2.05	1.78
Income from discontinued operations, net of tax	0.01	2.71	0.43	0.40	0.34
Net income per share	2.80	5.23	2.50	2.45	2.12
Dividends paid per share[h]	$ 0.68	$ 0.55	$ 0.51	$ 0.47	$ 0.33
AS PERCENT OF REVENUES:					
Cost of goods sold	32.4%	31.7%	31.8%	32.7%	33.0%
Labor and related expenses	38.2	38.0	37.6	37.5	37.6
Impairment and store closing charges	—	—	0.2	—	—
Other store operating expenses	17.7	17.4	17.3	16.9	16.5
Store operating income	11.7	12.9	13.1	12.9	12.9
General and administrative expenses	5.4	5.7	5.8	5.2	5.4
Operating income	6.3	7.2	7.3	7.7	7.5
Income before income taxes	3.9	5.0	6.3	7.3	7.1
SELECTED BALANCE SHEET DATA:					
Working capital (deficit)[i]	$ (44,080)	$ (74,388)	$ (6,280)	$ (80,060)	$ (20,808)
Current assets from discontinued operations	—	—	401,222	362,656	322,642
Total assets	1,313,703	1,265,030	1,681,297	1,533,272	1,435,704
Long-term debt	779,061	756,306	911,464	212,218	185,138
Other long-term obligations[j]	122,842	67,499	55,128	38,862	28,411
Shareholders' equity	92,751	104,123	302,282	869,988	873,336
SELECTED CASH FLOW DATA:					
Purchase of property and equipment, net of insurance recoveries, from continuing operations	$ 87,849	$ 96,447	$ 89,167	$ 124,624	$ 108,216
Share repurchases	52,380	405,531	704,160	159,328	69,206
SELECTED OTHER DATA:					
Common shares outstanding at end of year	22,325,341	23,674,175	30,926,906	46,619,803	48,769,368
Cracker Barrel stores open at end of year	577	562	543	529	504
AVERAGE UNIT VOLUMES[k]:					
Cracker Barrel restaurant	$ 3,282	$ 3,339	$ 3,248	$ 3,291	$ 3,217
Cracker Barrel retail	898	917	876	959	988
COMPARABLE STORE SALES[l]:					
Period to period increase (decrease) in comparable store sales:					
Cracker Barrel restaurant	0.5%	0.7%	(1.1)%	3.1%	2.0%
Cracker Barrel retail	(0.3)	3.2	(8.1)	(2.7)	5.3
Memo: Number of Cracker Barrel stores in comparable base	531	507	482	466	445

(a) Includes charges of $877 before taxes for impairment and store closing costs from continuing operations.
(b) Due to the divestiture of Logan's Roadhouse, Inc. ("Logan's") in fiscal 2007, Logan's is presented as a discontinued operation.
(c) Fiscal 2007 consisted of 53 weeks while all other periods presented consisted of 52 weeks. The estimated impact of the additional week was to increase consolidated fiscal 2007 results as follows: total revenue, $46,283; store operating income, 0.1% of total revenue; operating income, 0.2% of total revenue; income from continuing operations, 0.1% of total revenue; and diluted income from continuing operations per share, $0.14.
(d) We completed a 5,434,774 common share tender offer and repurchased 3,339,656 common shares in the open market (see Note 7 to the Consolidated Financial Statements). We redeemed our zero-coupon convertible notes (see Note 8 to the Consolidated Financial Statements).
(e) Includes charges of $5,369 before taxes for impairment and store closing costs from continuing operations. We completed a 16,750,000 common share repurchase by means of a tender offer. We adopted SFAS 123R, "Share-Based Payment," on July 30, 2005.
(f) Includes charges of $431 before taxes for impairment costs.
(g) Includes in general and administrative expense charges of $5,210 before taxes, as a result of settlement of certain litigation.
(h) On September 20, 2007, our Board of Directors (the "Board") increased the quarterly dividend to $0.18 per share per quarter (an annual equivalent of $0.72 per share) from $0.14 per share per quarter. We paid dividends of $0.18 per share during the second, third and fourth quarters of 2008. Additionally, on September 18, 2008, the Board increased the quarterly dividend to $0.20 per share, declaring a dividend payable on November 5, 2008 to shareholders of record on October 17, 2008.
(i) Working capital (deficit) excludes discontinued operations.
(j) The increase in other long-term obligations in 2008 as compared to prior years is primarily due to the increase in our interest rate swap liability (see Note 2 to the Consolidated Financial Statements) and the adoption of FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (see Note 12 to the Consolidated Financial Statements).
(k) Average unit volumes include sales of all stores. Fiscal 2007 includes a 53rd week while all other periods presented consist of 52 weeks.
(l) Comparable store sales and traffic consist of sales and calculated number of guests, respectively, of units open at least six full quarters at the beginning of the year; and are measured on comparable calendar weeks.

MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of our common stock, as reported by The Nasdaq Global Market, and dividends paid for the quarters indicated.

	Fiscal Year 2008			Fiscal Year 2007		
	Prices		Dividends	Prices		Dividends
	High	Low	Paid	High	Low	Paid
First	$42.74	$35.75	$0.14	$43.93	$32.04	$0.13
Second	37.97	24.00	0.18	47.61	42.03	0.14
Third	38.87	30.40	0.18	50.74	44.18	0.14
Fourth	38.02	18.93	0.18	47.50	36.72	0.14

The following graph shows the changes, over the past five-year period, in the value of $100 invested in CBRL Common Stock, the Standard & Poor's Mid Cap Index, and the Peer Composite composed of all companies listed with Nasdaq with the same two-digit SIC (Standard Industrial Classification) code (58-Eating and Drinking Places) as CBRL. The plotted points represent the closing price on the last day of the fiscal year indicated and the reinvestment of dividends. The data set forth in the chart below has been provided by FactSet Research Systems, Inc.

CBRL Group, Inc. Shareholder Return Performance Graph



$200
$150
$100
$50
$0
In Dollars
2003
2004
2005
2006
2007
2008
CBRL Group
Peer Composite
S&P Mid Cap

Significant change from prior years is that Applebee's International Inc., Back Yard Burgers Inc., Champps Entertainment Inc., Diedrich Coffee Inc., Rare Hospitality International Inc., Smith & Wollensky Restaurant Group Inc., and STEN Corp. are now excluded in the Peer Composite. Carrols Restaurant Group Inc., Einstein Noah Restaurant Group Inc., Jamba Inc., Peet's Coffee & Tea Inc., and Western Sizzlin Corp are now included in the Peer Composite.

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. All dollar amounts reported or discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") are shown in thousands. References in MD&A to a year or quarter are to our fiscal year or quarter unless otherwise noted.

This overview summarizes the MD&A, which includes the following sections:

- *Executive Overview* – a general description of our business, the restaurant industry and our key performance indicators.
- *Results of Operations* – an analysis of our consolidated statements of income for the three years presented in our consolidated financial statements.
- *Liquidity and Capital Resources* – an analysis of our primary sources of liquidity, capital expenditures and material commitments.
- *Critical Accounting Estimates* – a discussion of accounting policies that require critical judgments and estimates.

EXECUTIVE OVERVIEW

CBRL Group, Inc. (the "Company," "our" or "we") is a publicly traded (Nasdaq: CBRL) company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® ("Cracker Barrel") restaurant and retail concept. As of September 24, 2008, the Company operated 579 Cracker Barrel restaurants and gift shops located in 41 states. The restaurants serve breakfast, lunch and dinner. The retail area offers a variety of decorative and functional items specializing in rocking chairs, holiday gifts, toys, apparel and foods. Until December 6, 2006, we also owned the Logan's Roadhouse® ("Logan's") restaurant concept, but we divested Logan's at that time (see Note 3 to our Consolidated Financial Statements). As a result, Logan's is presented as discontinued operations in the Consolidated Financial Statements and the accompanying notes to the Consolidated Financial Statements for all periods presented. Unless otherwise noted, this MD&A relates only to results from continuing operations.

RESTAURANT INDUSTRY

Cracker Barrel stores operate in the full-service segment of the restaurant industry in the United States. The restaurant business is highly competitive with respect to quality, variety and price of the food products offered. The industry is often affected by changes in the taste and eating habits of the public, local and national economic conditions affecting spending habits, population and traffic patterns. There are many segments within the restaurant industry which often overlap and provide competition for widely diverse restaurant concepts. Competition also exists in securing prime real estate locations for new restaurants, in hiring qualified employees, in advertising, in the attractiveness of facilities and among competitors with similar menu offerings or convenience.

Additionally, economic, weather and seasonal conditions affect the restaurant business. Historically, interstate tourist traffic and the propensity to dine out have been much higher during the summer months, thereby attributing to higher profits in our fourth quarter. Retail sales, which in Cracker Barrel are made substantially to restaurant customers, are strongest in the second quarter, which includes the Christmas holiday shopping season. Increases in fuel, including gasoline, and energy prices, among other things, appear to have affected consumer discretionary income and dining out habits. Severe weather also affects retail sales adversely from time to time.

KEY PERFORMANCE INDICATORS

Management uses a number of key performance measures to evaluate our operational and financial performance, including the following:

Comparable store sales and restaurant guest traffic consist of sales and calculated number of guests, respectively, of units open at least six full quarters at the beginning of the year; and are measured on comparable calendar weeks. This measure highlights performance of existing stores because it excludes the impact of new store openings.

Percentage of retail sales to total sales indicates the relative proportion of spending by guests on retail product at Cracker Barrel stores and helps identify overall effectiveness of our retail operations. Management uses this measure to analyze a store's ability to convert restaurant traffic into retail sales since the substantial majority of our retail guests are also restaurant guests.

Average check per person is an indicator which management uses to analyze the dollars spent in our stores per guest on restaurant purchases. This measure aids management in identifying trends in guest preferences as well as the effectiveness of menu price increases and other menu changes.

Store operating margins are defined as total revenue less cost of goods sold, labor and other related expenses and other store operating expenses, all as a percent of total revenue. Management uses this indicator as a primary measure of operating profitability.

RESULTS OF OPERATIONS

2008 Summary

Total revenue from continuing operations increased 1.4% in 2008 as compared to 2007. In 2007, total revenue from continuing operations benefited from an additional week, resulting in an increase of $46,283. Excluding that additional week, total revenue from continuing operations increased 3.4% in 2008 as compared to 2007.

Operating income margin from continuing operations was 6.3% of total revenue in 2008 compared to 7.2% in 2007. Excluding the additional week in 2007, operating income margin from continuing operations was 7.0% in 2007. The decrease in operating income margin from 2007 to 2008 primarily reflected the following:

- higher food costs and retail cost of goods sold,
- higher management wages,
- higher group health costs,
- higher utilities and
- the non-recurrence of litigation settlement proceeds received in 2007.

The higher costs, which decreased operating income margin, were partially offset by lower incentive compensation, lower general insurance, lower store hourly labor costs as a percentage of revenue in 2008 versus 2007 and higher menu pricing.

Income from continuing operations for 2008 decreased 14.1% from 2007 primarily due to lower operating income and lower interest income partially offset by a lower provision for income tax. Excluding the effects of the additional week in 2007, income from continuing operations for 2008 decreased 8.8%.

Diluted income from continuing operations per share increased 10.7% in 2008 as compared to 2007 due to the reduction in shares outstanding resulting from our share repurchases. Excluding the additional week in 2007, diluted income from continuing operations per share increased 17.2% in 2008.

Consolidated Results

The following table highlights operating results over the past three years:

	Relationship to Total Revenue			*Period to Period Increase (Decrease)*	
	2008	*2007*	*2006*	*2008 vs 2007*	*2007 vs 2006*
Total revenue	100.0%	100.0%	100.0%	1%	6%
Cost of goods sold	32.4	31.7	31.8	4	5
Gross profit	67.6	68.3	68.2	—	6
Labor and other related expenses	38.2	38.0	37.6	2	7
Impairment and store closing charges	—	—	0.2	—	(100)
Other store operating expenses	17.7	17.4	17.3	3	7
Store operating income	11.7	12.9	13.1	(9)	5
General and administrative	5.4	5.7	5.8	(7)	6
Operating income	6.3	7.2	7.3	(10)	4
Interest expense	2.4	2.5	1.0	(3)	168
Interest income	—	0.3	—	(98)	918
Income before income taxes	3.9	5.0	6.3	(20)	(17)
Provision for income taxes	1.2	1.8	2.0	(30)	(10)
Income from continuing operations	2.7	3.2	4.3	(14)	(20)
Income from discontinued operations, net of tax	—	3.7	0.9	(100)	314
Net income	2.7	6.9	5.2	(60)	39

Total Revenue

The following table highlights the components of total revenue by percentage relationships to total revenue for the past three years:

	2008	2007	2006
Total Revenue:			
Cracker Barrel restaurant	78.5%	78.4%	78.8%
Cracker Barrel retail	21.5	21.6	21.2
Total revenue	100.0%	100.0%	100.0%

The following table highlights comparable store sales* results over the past two years:

	Cracker Barrel Period to Period Increase (Decrease)	
	2008 vs 2007 (531 Stores)	*2007 vs 2006 (507 Stores)*
Restaurant	0.5%	0.7%
Retail	(0.3)	3.2
Restaurant & Retail	0.4	1.2

* *Comparable store sales consist of sales of units open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks.*

The increase in comparable store restaurant sales from 2007 to 2008 was due to an increase in average check of 3.4%, including a 3.6% average menu price increase, offset by a decrease in guest traffic of 2.9%. The increase in comparable store restaurant sales from 2006 to 2007 was due to an increase in average check of 1.4%, including a 1.4% average menu price increase, offset by a decrease in guest traffic of 0.7%.

The comparable store retail sales decrease from 2007 to 2008 resulted from a decrease in restaurant guest traffic, which we believe resulted from uncertain consumer sentiment and reduced discretionary spending. We believe that the comparable store retail sales increase from 2006 to 2007 resulted from a more appealing retail merchandise selection, particularly for seasonal merchandise, in 2007 versus 2006. This increase was partially offset by smaller clearance sales and restaurant guest traffic decreases, which again we believe resulted from uncertain consumer sentiment and reduced discretionary spending.

The following table highlights comparable sales averages per store* over the past three years:

	2008 (531 Stores)	*2007 (507 Stores)*	*2006 (482 Stores)*
Cracker Barrel restaurant	$3,293	$3,350	$3,279
Cracker Barrel retail	893	914	878
Total	$4,186	$4,264	$4,157

* *2007 is calculated on a 53-week basis while the other periods are calculated on a 52-week basis.*

Total revenue, which increased 1.4% and 6.0% in 2008 and 2007, respectively, benefited from the opening of 17, 19 and 21 Cracker Barrel stores in 2008, 2007 and 2006, respectively, partially offset by the closing of two Cracker Barrel stores in 2008 and seven Cracker Barrel stores in 2006. Total revenue in 2007 also benefited from an additional week, which resulted in an increase in revenues from continuing operations of $46,283. Excluding the additional week in 2007, total revenue from continuing operations increased 3.4% in 2008 as compared to 2007.

The following table highlights average weekly sales* over the past three years:

	2008	2007	2006
Restaurant	$63.1	$63.0	$62.5
Retail	17.3	17.3	16.8

* *Average weekly sales are calculated by dividing net sales by operating weeks and include all stores.*

Cost of Goods Sold

Cost of goods sold as a percentage of total revenue increased to 32.4% in 2008 from 31.7% in 2007. This increase was due to higher restaurant product costs, primarily reflecting commodity inflation, higher retail freight costs, which were primarily related to fuel cost increases, higher markdowns of retail merchandise and higher inventory shrinkage versus the prior year partially offset by higher menu pricing and higher initial mark-ons of retail merchandise. The increase in commodity inflation from a year ago was primarily due to increases in dairy, eggs, oil, grain products and produce.

Cost of goods sold as a percentage of total revenue decreased to 31.7% in 2007 from 31.8% in 2006. This decrease was due to higher menu pricing, lower markdowns of retail merchandise, higher initial mark-ons of retail merchandise partially offset by higher commodity costs and a shift in the mix of sales versus prior year from restaurant sales toward retail sales, the latter of which typically have a higher cost of sales. The additional week in 2007 had no effect on cost of goods sold as a percentage of revenue.

Labor and Related Expenses

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor and other related expenses as a percentage of total revenue were 38.2%, 38.0% and 37.6% in 2008, 2007, and 2006, respectively. The year-to-year increase from 2007 to 2008 was due to higher management staffing levels as a percent of revenues versus 2007 and group health costs partially offset by lower bonus accruals, lower store hourly labor costs as a percentage of revenue versus the prior year and higher revenues driven by menu pricing. The increase in group health costs was due to higher medical and pharmacy claims and lower employee contributions. The decrease in restaurant and retail management bonus accruals reflected lower performance against financial objectives in 2008 as compared to 2007.

The year-to-year increase from 2006 to 2007 was due to higher group health costs resulting from higher medical and pharmacy claims due to an increase in the number of participants and an increase in the utilization of available plan benefits, higher hourly labor costs due to wage inflation and the effect of higher management staffing levels as a percent of revenues versus 2006 partially offset by lower workers' compensation expenses. The additional week in 2007 had no effect on labor and related expenses as a percentage of revenue.

Impairment and Store Closing Costs

During 2008, we closed one leased Cracker Barrel store and one owned Cracker Barrel store, which resulted in impairment charges of $532 and store closing costs of $345. The decision to close the leased store was due to its age, the expiration of the lease and the proximity of another Cracker Barrel store. The decision to close the owned location was due to its age, expected future capital expenditure requirements and changes in traffic patterns around the store over the years. We expect to sell the real estate related to the owned store within one year. The store closing charges represent the total amount expected to be incurred and no liability has been recorded for store closing charges at August 1, 2008. We did not incur any impairment losses or store closing charges in 2007. During 2006, we closed seven Cracker Barrel stores, which resulted in impairment charges of $3,795 and store closing costs of $736. We also recorded an impairment of $838 on our Cracker Barrel management trainee housing facility in 2006. See Note 2 to the accompanying Consolidated Financial Statements for more details surrounding the impairment and store closing charges.

Other Store Operating Expenses

Other store operating expenses include all unit-level operating costs, the major components of which are utilities, operating supplies, repairs and maintenance, depreciation and amortization, advertising, rent and credit card fees. Other store operating expenses as a percentage of total revenue were 17.7%, 17.4% and 17.3% in 2008, 2007 and 2006, respectively. Without the additional week in 2007, other store operating expenses would have been 17.5% of total revenue in 2007. The year-to-year increase from 2007 to 2008 was due to higher utilities and the non-recurrence of the Visa/MasterCard class action litigation settlement proceeds received in 2007 partially offset by higher menu pricing and lower general insurance expense as a result of revised actuarial estimates.

The year-to-year increase from 2006 to 2007 was due to higher general insurance expense as a result of higher insurance premiums and revised actuarial estimates for unfavorable changes in loss development factors, which were partially offset by gains on disposition of property and on the Visa/MasterCard class action litigation settlement, higher menu pricing and the non-recurrence of hurricane-related costs.

General and Administrative Expenses

General and administrative expenses as a percentage of total revenue were 5.4%, 5.7% and 5.8% in 2008, 2007 and 2006, respectively. Without the additional week in 2007, general and administrative expenses would have been 5.8% of total revenue in 2007. The year-to-year decrease from 2007 to 2008 was due to lower incentive compensation accruals, including share-based compensation, and higher revenues driven by menu pricing and new unit openings. The decrease in incentive compensation accruals primarily reflected lower performance against financial objectives in 2008 versus 2007 and the non-recurrence of bonuses related to strategic initiatives and the additional share-based compensation recorded in 2007 for participants eligible for retirement prior to the vesting date of the award.

The year-to-year decrease from 2006 to 2007 was due to the gain on the sale of two properties we retained when we sold Logan's and a decrease in stock option expense partially offset by an increase in bonus accruals and an increase in share-based compensation for nonvested stock. The decrease in the stock option expense is due to the adoption of Statement of Financial Accounting Standard ("SFAS") No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R") in 2006 and our granting fewer options in 2007 versus 2006. The increase in share-based compensation for nonvested stock is due to an increase in the number of nonvested stock grants during the year as compared with the prior year as well as accruals for retirement eligibility prior to the vesting date of certain awards. The increase in the bonus accruals reflected improved performance against financial objectives and the declaration and payment of discretionary bonuses for certain executives in the first quarter of 2007, as well as certain bonus plans related to strategic initiatives. See Note 9 to the accompanying Consolidated Financial Statements for more details surrounding the strategic initiatives bonuses.

Interest Expense

Interest expense as a percentage of total revenue was 2.4%, 2.5% and 1.0% in 2008, 2007, and 2006, respectively. The year-to-year decrease from 2007 to 2008 was primarily due to slightly lower interest expense in 2008 combined with higher revenues. The absolute dollar decrease primarily was due to lower non-use fees incurred under our credit facility and lower average debt outstanding partially offset by higher average interest rates in 2008 as compared to 2007. The decrease in the non-use fees was due to our borrowing $100,000 available under the Delayed-Draw Term Loan facility during the fourth quarter of 2007 and the remaining $100,000 during the first quarter of 2008. The year-to-year increase from 2006 to 2007 was due to our 2006 recapitalization and corresponding higher debt levels.

Interest Income

Interest income as a percentage of total revenue was zero in 2008, 0.3% in 2007 and zero in 2006. The year-to-year decrease from 2007 to 2008 was due to a lower level of cash on hand at the beginning of 2008 versus 2007. The year-to-year increase from 2006 to 2007 was due to the increase in average funds available for investment as a result of the proceeds from the divestiture of Logan's and a higher level of cash on hand at the beginning of 2007 versus 2006.

Provision for Income Taxes

Provision for income taxes as a percent of income before income taxes was 30.2% for 2008, 34.8% for 2007 and 32.0% for 2006. The decrease in the effective tax rate from 2007 to 2008 reflected higher employer tax credits as a percent of income before income taxes due to the decrease in income from continuing operations, lower effective state income tax rates and the non-recurrence of certain non-deductible compensation expense.

The increase in the effective tax rate from 2006 to 2007 reflected a higher effective state income tax rate and certain non-deductible compensation partially offset by higher employer tax credits as a percent of income before income taxes due to the decrease in income from continuing operations resulting from our 2006 recapitalization and corresponding higher debt levels.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of our cash flows for the last three years:

	2008	2007	2006
Net cash provided by operating activities of continuing operations	$124,510	$ 96,872	$174,694
Net cash used in investing activities of continuing operations	(82,706)	(87,721)	(82,262)
Net cash used in financing activities of continuing operations	(44,459)	(502,309)	(5,385)
Net cash provided by (used in) operating activities of discontinued operations	385	(33,818)	40,016
Net cash provided by (used in) investing activities of discontinued operations	—	453,394	(54,810)
Net (decrease) increase in cash and cash equivalents	$ (2,270)	$(73,582)	$ 72,253

Our primary sources of liquidity are cash generated from our operations and our borrowing capability under the revolver portion of our $1,250,000 credit facility (the "2006 Credit Facility"). Our internally generated cash, along with cash on hand at August 3, 2007, proceeds from stock option exercises and our borrowing capability under the 2006 Credit Facility were sufficient to finance all of our growth, share repurchases, dividend payments, working capital needs and other cash payment obligations in 2008.

Cash Generated from Operations

Our cash generated from operating activities was $124,510 in 2008. Most of this cash was provided by net income adjusted by depreciation and amortization and share-based compensation and an increase in accrued interest expense partially offset by our income taxes receivable and an increase in inventories. The increase in accrued interest expense is due to the timing of our interest payments. Our income taxes receivable resulted from the timing of payments for estimated taxes. The increase in inventories is primarily due to higher retail receipts as compared with the prior year.

Borrowing Capability

Under the 2006 Credit Facility, we have a $250,000 revolving credit facility which expires on April 27, 2011. At August 1, 2008, we had $3,200 of outstanding borrowings under the revolving facility and $29,062 of standby letters of credit related to securing reserved claims under workers' compensation and general liability insurance which reduce our availability under the revolving facility. At August 1, 2008, we had $217,738 available under our revolving facility.

The 2006 Credit Facility also includes a Term Loan B facility and Delayed-Draw Term Loan facility, each of which have a scheduled maturity date of April 27, 2013. During 2008, we borrowed the remaining $100,000 available under the Delayed-Draw Term Loan facility and also made $47,250 in optional principal prepayments. At August 1, 2008, our Term Loan B balance was $633,456 and our Delayed-Draw Term balance was $151,103. See "Material Commitments" below and Note 8 to our Consolidated Financial Statements for further information on our long-term debt.

Share Repurchases, Dividends and Proceeds from the Exercise of Options

During 2008, we repurchased 1,625,000 shares of our common stock in the open market at an aggregate cost of $52,380. On July 31, 2008, our Board of Directors approved additional repurchases of up to $65,000 of our common stock. Our principal criteria for share repurchases are that they be accretive to expected net income per share, be within the limits imposed by our 2006 Credit Facility and that they now be made only from free cash flow.

Our 2006 Credit Facility imposes restrictions on the amount of dividends we are able to pay. If there is no default then existing and there is at least $100,000 then available under our revolving credit facility, we may both: (1) pay cash dividends on our common stock if the aggregate amount of such dividends paid during any fiscal year is less than 15% of Consolidated EBITDA from continuing operations (as defined in the 2006 Credit Facility) during the immediately preceding fiscal year; and (2) in any event, increase our regular quarterly cash dividend in any quarter by an amount not to exceed the greater of $.01 or 10% of the amount of the dividend paid in the prior fiscal quarter.

During the first quarter of 2008, the Board declared a quarterly dividend of $0.18 per common share (an annual equivalent of $0.72 per share), an increase from the quarterly dividend of $0.14 paid in 2007. We paid dividends of $0.18 per share during the second, third and fourth quarters of 2008. Additionally on September 18, 2008, the Board declared a dividend of $0.20 per share payable on November 5, 2008 to shareholders of record on October 17, 2008.

During 2008, we received proceeds of $306 from the exercise of options to purchase 276,166 shares of our common stock and the tax deficiency upon exercise of stock options was $1,071.

Working Capital

We had negative working capital of $44,080 at August 1, 2008 versus negative working capital of $74,388 at August 3, 2007. In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, we are able to, and often do operate with negative working capital. Restaurant inventories purchased through our principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly, bi-weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

The change in working capital compared with August 3, 2007 reflected timing of payments for income taxes, interest and retail inventory purchases. The decrease in income taxes payable also was due to the reclassification of our liability for uncertain tax positions from income taxes payable to other long-term obligations upon adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") (see Note 12 to the accompanying Consolidated Financial Statements).

Capital Expenditures

Capital expenditures (purchase of property and equipment) were $87,849, $96,447 and $89,167 in 2008, 2007 and 2006, respectively. Capital expenditures in 2008, 2007 and 2006 are net of proceeds from insurance recoveries of $178, $91 and $548, respectively. Costs of new locations accounted for the majority of these expenditures. The decrease in capital expenditures from 2007 to 2008 is primarily due to a reduction in the number of new locations acquired and under construction as compared to the prior year. The increase in capital expenditures from 2006 to 2007 is due to the timing of 2008 stores under construction in 2007. We estimate that our capital expenditures (purchase of property and equipment) during 2009 will be up to $98,000. This estimate includes costs related to the acquisition of sites and construction of 12 new Cracker Barrel stores and openings that will occur during 2009, as well as for acquisition and construction costs for locations to be opened in 2010, capital expenditure maintenance programs and operational innovation initiatives.

We believe that cash at August 1, 2008, along with cash generated from our operating activities, stock option exercises and available borrowings under the 2006 Credit Facility, will be sufficient to finance our continued operations, our continued expansion plans, principal payments on our debt, our share repurchase authorization and our dividend payments for at least the next twelve months and thereafter for the foreseeable future.

Off-Balance Sheet Arrangements

Other than various operating leases, which are disclosed more fully in "Material Commitments" below and Note 14 to our Consolidated Financial Statements, we have no other material off-balance sheet arrangements.

Material Commitments

For reporting purposes, the schedule of future minimum rental payments required under operating leases, excluding billboard leases, uses the same lease term as used in the straight-line rent calculation. This term includes certain future renewal options although we are not currently legally obligated for all optional renewal periods. This method was deemed appropriate under SFAS No. 13, "Accounting for Leases," to be consistent with the lease term used in the straight-line rent calculation, as described in Note 2 to the Consolidated Financial Statements.

Our contractual cash obligations and commitments as of August 1, 2008, are summarized in the tables below:

		Payments Due by Year			
Contractual Obligations[a]	*Total*	*Less than 1 year*	*1-3 years*	*4-5 years*	*Over 5 years*
Term Loan B	$ 633,456	$ 7,168	$ 14,336	$611,952	—
Revolving Credit Facility	3,200	—	3,200	—	—
Delayed-Draw Term Loan Facility	151,103	1,530	3,060	146,513	—
Long-term debt[b]	787,759	8,698	20,596	758,465	—
Operating lease base term and exercised options - excluding billboards[c]	310,107	30,129	58,658	54,430	$166,890
Operating lease renewal periods not yet exercised - excluding billboards[d]	333,720	165	929	3,950	328,676
Operating leases for billboards	34,459	21,032	13,403	24	—
Capital leases	110	22	44	44	—
Purchase obligations[e]	287,977	96,922	89,127	88,903	13,025
Other long-term obligations[f]	33,269	—	2,460	355	30,454
Total contractual cash obligations	$1,787,401	$156,968	$185,217	$906,171	$539,045

		Amounts of Commitment Expirations by Year			
	Total	*Less than 1 year*	*1-3 years*	*4-5 years*	*Over 5 years*
Revolving Credit facility	$250,000	—	$250,000	—	—
Standby letters of credit	29,062	$ 600	28,462	—	—
Guarantees[g]	4,546	662	1,337	$1,204	$1,343
Total commitments	$283,608	$1,262	$279,799	$1,204	$1,343

(a) We adopted FIN 48 effective the first day of 2008. At August 1, 2008, the entire liability for uncertain tax positions (including penalties and interest) is classified as a long-term liability. At this time, we are unable to make a reasonably reliable estimate of the amounts and timing of payments in individual years due to uncertainties in the timing of the effective settlement of tax positions. As such, the liability for uncertain tax positions of $26,602 is not included in the contractual cash obligations and commitments table above.

(b) The balances on the Term Loan B and Delayed-Draw Term Loan, at August 1, 2008, are, respectively, $633,456 and $151,103. Using the minimum principal payment schedules on the Term Loan B and Delayed-Draw Term Loan facilities and projected interest rates, we will have interest payments of $53,479, $104,406 and $88,785 in 2009, 2010-2011 and 2012-2013, respectively. These interest payments are calculated using a 7.07% and 5.68% interest rate, respectively, for the swapped and unswapped portion of our debt. The 7.07% interest rate is the same rate as our fixed rate under our interest rate swap plus our credit spread at August 1, 2008 of 1.50%. The projected interest rate of 5.68% was estimated by using the five-year swap rate at August 1, 2008 plus our credit spread of 1.50%. We had $3,200 outstanding under our variable rate revolving facility as of August 1, 2008. We repaid the $3,200 on August 5, 2008. In conjunction with these principal repayments, we paid $2 in interest. We paid $630 in non-use fees (also known as commitment fees) on the Revolving Credit facility and Delayed-Draw Term Loan facilities during 2008. Based on the outstanding revolver balance at August 1, 2008 and our current unused commitment fee as defined in the 2006 Credit Facility, our unused commitment fees in 2009 would be $550; however, the actual amount will differ based on actual usage of the revolver in 2009.

(c) Includes base lease terms and certain optional renewal periods that have been exercised and are included in the lease term in accordance with SFAS No. 13.

(d) Includes certain optional renewal periods that have not yet been exercised, but are included in the lease term for the straight-line rent calculation, since at the inception of the lease, it is reasonably assured that we will exercise those renewal options.

(e) Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies and other operating needs and other services; and commitments under contracts for maintenance needs and other services. We have excluded contracts that do not contain minimum purchase obligations. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements and certain retail purchase orders for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that only can be cancelled in the event of an uncured material breach or with a penalty through the entire term of the contract. Due to the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.

(f) Other long-term obligations include our Non-Qualified Savings Plan ($27,033, with a corresponding long-term asset to fund the liability; see Note 15 to the Consolidated Financial Statements), Deferred Compensation Plan ($3,420), FY2007 Mid-Term Incentive and Retention Plan ($323, cash portion only; see Note 10 to the Consolidated Financial Statements) FY2006, FY2007 and FY2008 Long-Term Retention Incentive Plans ($2,042) and FY2008 District Manager Long-Term Performance Plan ($451).

(g) Consists solely of guarantees associated with properties that have been subleased or assigned. We are not aware of any non-performance under these arrangements that would result in us having to perform in accordance with the terms of those guarantees.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk, such as changes in interest rates and commodity prices. We do not hold or use derivative financial instruments for trading purposes.

Interest Rate Risk. We have interest rate risk relative to our outstanding borrowings under our 2006 Credit Facility. At August 1, 2008, our outstanding borrowings under our 2006 Credit Facility totaled $787,759 (see Note 8 to our Consolidated Financial Statements). Loans under the credit facility bear interest, at our election, either at the prime rate or a percentage point spread from LIBOR based on certain specified financial ratios.

Our policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 8, 14 and 16 to our Consolidated Financial Statements). To manage this risk in a cost efficient manner, we entered into an interest rate swap on May 4, 2006 in which we agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The swapped portion of our outstanding debt is fixed at a rate of 5.57% plus our current credit spread, or 7.07% based on today's credit spread, over the 7-year life of the interest rate swap. A discussion of our accounting policies for derivative instruments is included in the summary of significant accounting policies in Note 2 to our Consolidated Financial Statements.

The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of our unswapped outstanding debt as of August 1, 2008, would be approximately $1,739.

Commodity Price Risk. Many of the food products that we purchase are affected by commodity pricing and are, therefore, subject to price volatility caused by market conditions, weather, production problems, delivery difficulties and other factors which are outside our control and which are generally unpredictable. Four food categories (dairy (including eggs), beef, poultry and pork) account for the largest shares of our food purchases at approximately 15%, 12%, 11% and 10%, respectively. Other categories affected by the commodities markets, such as grains and seafood, may each account for as much as 6% of our food purchases. While we have some of our food items prepared to our specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by us, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary. We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect us and our competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously. We enter into supply contracts for certain of our products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, we believe we will be able to pass through some or much of the increased commodity costs by adjusting our menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins, as happened to us in 2008.

CRITICAL ACCOUNTING ESTIMATES

We prepare our Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States ("GAAP"). The preparation of these financial statements requires us to make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates and judgments on historical experience, current trends, outside advice from parties believed to be experts in such matters and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. However, because future events and their effects cannot be determined with certainty, actual results could differ from those assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Critical accounting estimates are those that:

- management believes are both most important to the portrayal of our financial condition and operating results and
- require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We consider the following accounting estimates to be most critical in understanding the judgments that are involved in preparing our Consolidated Financial Statements.

- Impairment of Long-Lived Assets and Provision for Asset Dispositions
- Insurance Reserves
- Inventory Shrinkage
- Tax Provision
- Share-Based Compensation
- Unredeemed Gift Cards and Certificates
- Legal Proceedings

Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Impairment of Long-Lived Assets and Provision for Asset Dispositions

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset to be held and used or the fair value, net of estimated costs of disposal, of an asset to be disposed of, and a loss resulting from impairment is recognized by a charge to income. Judgments and estimates that we make related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. The accuracy of such provisions can vary materially from original estimates and management regularly monitors the adequacy of the provisions until final disposition occurs. We have not made any material changes in our methodology for assessing impairments during the past three fiscal years and we do not believe that there is a reasonable likelihood that there will be a material change in the estimates or assumptions used by us to assess impairment on long-lived assets. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and fair values of long-lived assets, we may be exposed to losses that could be material.

In 2008 and 2006, we incurred impairment and store closing charges resulting from the closing of Cracker Barrel stores. For a more detailed discussion of these costs see the sub-section entitled "Impairment and Store Closing Costs" under the section entitled "Results of Operations" presented earlier in the MD&A. We recorded no impairment losses or store closing charges during 2007.

Insurance Reserves

We self-insure a significant portion of expected losses under our workers' compensation, general liability and health insurance programs. We have purchased insurance for individual claims that exceed $500 and $1,000 for certain coverages since 2004. Since 2004, we have elected not to purchase such insurance for our primary group health program, but our offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program, and, in certain cases, to not more than $100 in any given plan year. We record a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to us based upon an actuarially determined reserve as of the end of our third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. Those reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with SFAS No. 5, "Accounting for Contingencies," we record the actuarially determined losses at the low end of that range and discount them to present value using a risk-free interest rate based on actuarially projected timing of payments. We also monitor actual claims development, including incurrence or settlement of individual large claims during the interim period between actuarial studies as another means of estimating the adequacy of our reserves. We record a liability for our group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by our third party administrator.

Our accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. We have not made any material changes in the accounting methodology used to establish our insurance reserves during the past three fiscal years and do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate the insurance reserves. However, changes in these actuarial assumptions or management judgments in the future may produce materially different amounts of expense than would be reported under these insurance programs.

Inventory Shrinkage

Cost of goods sold includes the cost of retail merchandise sold at the Cracker Barrel stores utilizing the retail inventory accounting method. It includes an estimate of shortages that are adjusted upon physical inventory counts. In 2006, the physical inventory counts for all Cracker Barrel stores and the retail distribution center were conducted as of the end of 2006 and shrinkage was recorded based on the physical inventory counts taken. During 2007, the Company changed the timing of its physical inventory counts. Beginning in 2007, physical inventory counts are conducted throughout the third and fourth quarters of the fiscal year based upon a cyclical inventory schedule. During 2007, the Company also changed its method for calculating inventory shrinkage for the time period between physical inventory counts by using a three-year average of the results from the current year physical inventory and the previous two physical inventories on a store-by-store basis. The impact of this change on our Consolidated Financial Statements was immaterial. We have not made any material changes in the methodology used to estimate shrinkage during 2008 and do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shrinkage. However, actual shrinkage recorded may produce materially different amounts of shrinkage than we have estimated.

Tax Provision

We must make estimates of certain items that comprise our income tax provision. These estimates include employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work credits, as well as estimates related to certain depreciation and capitalization policies. Also, in 2008, we adopted FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The cumulative effect of this change in accounting principle upon adoption resulted in a net increase of $2,898 to our beginning 2008 retained earnings.

Our estimates are made based on current tax laws, the best available information at the time of the provision and historical experience. We file our income tax returns many months after our year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. We then must assess the likelihood of successful legal proceedings or reach a settlement with the relevant taxing authority. Although we believe that the judgments and estimates used in establishing our tax provision are reasonable, a successful legal proceeding or a settlement could result in material adjustments to our Consolidated Financial Statements and our consolidated financial position.

Share-Based Compensation

In accordance with the adoption of SFAS No. 123R, we began recognizing share-based compensation expense in 2006. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Our policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, our policy is to issue new shares of common stock to satisfy stock option exercises or grants of nonvested and restricted shares.

The fair value of each option award granted subsequent to July 29, 2005 was estimated on the date of grant using a binomial lattice-based option valuation model. This model incorporates the following ranges of assumptions:

- The expected volatility is a blend of implied volatility based on market-traded options on our stock and historical volatility of our stock over the contractual life of the options.
- We use historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding.
- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
- The expected dividend yield is based on our current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The expected volatility, option exercise and termination assumptions involve management's best estimates at that time, all of which affect the fair value of the option calculated by the binomial lattice-based option valuation model and, ultimately, the expense that will be recognized over the life of the option. We update the historical and implied components of the expected volatility assumption quarterly. We update option exercise and termination assumptions quarterly. The expected life is a by-product of the lattice model and is updated when new grants are made.

SFAS No. 123R also requires that compensation expense be recognized for only the portion of options that are expected to vest. Therefore, an estimated forfeiture rate derived from historical employee termination behavior, grouped by job classification, is applied against share-based compensation expense. The forfeiture rate is applied on a straight-line basis over the service (vesting) period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. We update the estimated forfeiture rate to actual on each of the vesting dates and adjust compensation expense accordingly so that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

Generally, the fair value of each nonvested stock grant is equal to the market price of our stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate.

All of our nonvested stock grants are time vested except the nonvested stock grants of one executive that also were based upon Company performance against a specified annual increase in earnings before interest, taxes, depreciation, amortization and rent. Compensation cost for performance-based awards is recognized when it is probable that the performance criteria will be met. At each reporting period, we reassess the probability of achieving the performance targets and the performance period required to meet those targets. Determining whether the performance targets will be achieved involves judgment and the estimate of expense may be revised periodically based on the probability of achieving the performance targets. Revisions are reflected in the period in which the estimate is changed. If any performance goals are not met, no compensation cost is ultimately recognized and, to the extent previously recognized, compensation cost is reversed. During 2008, based on our determination that the performance goals for one executive's nonvested stock grants would not be achieved, we reversed approximately $3,508 of share-based compensation expense.

Other than the reversal of share-based compensation for nonvested stock grants whose performance goals would not be met, we have not made any material changes in our estimates or assumptions used to determine share-based compensation during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to determine share-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material.

Unredeemed Gift Cards and Certificates

Unredeemed gift cards and certificates represent a liability related to unearned income and are recorded at their expected redemption value. No revenue is recognized in connection with the point-of-sale transaction when gift cards or gift certificates are sold. For those states that exempt gift cards and certificates from their escheat laws, we make estimates of the ultimate unredeemed ("breakage") gift cards and certificates in the period of the original sale and amortize this breakage over the redemption period that other gift cards and certificates historically have been redeemed by reducing the liability and recording revenue accordingly. For those states that do not exempt gift cards and certificates from their escheat laws, we record breakage in the period that gift cards and certificates are remitted to the state and reduce our liability accordingly. Any amounts remitted to states under escheat or similar laws reduce our deferred revenue liability and have no effect on revenue or expense while any amounts that we are permitted to retain are recorded as revenue. Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.

We have not made any material changes in the methodology used to record the deferred revenue liability for unredeemed gift cards and certificates during the past three fiscal years and do not believe there is a reasonable likelihood that there will be material changes in the future estimates or assumptions used to record this liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Legal Proceedings

We are parties to various legal and regulatory proceedings and claims incidental to our business. In the opinion of management, however, based upon information currently available, the ultimate liability with respect to these actions will not materially affect our consolidated results of operations or financial position. We review outstanding claims and proceedings internally and with external counsel as necessary to assess probability of loss and for the ability to estimate loss. These assessments are re-evaluated each quarter or as new information becomes available to determine whether a reserve should be established or if any existing reserve should be adjusted.

The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded reserve. In addition, because it is not permissible under GAAP to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement).

Recently Adopted Accounting Pronouncement

Effective August 4, 2007, the first day of 2008, we adopted FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the adoption of FIN 48, we recognized a liability for uncertain tax positions of $23,866 and related federal tax benefits of $7,895, which resulted in a net liability for uncertain tax positions of $15,971. As required by FIN 48, the liability for uncertain tax positions has been included in other long-term obligations and the related federal tax benefits have reduced long-term deferred income taxes. In 2007, the liability for uncertain tax positions (net of the related federal tax benefits) was included in income taxes payable. The cumulative effect of this change in accounting principle upon adoption resulted in a net increase of $2,898 to our beginning 2008 retained earnings.

We recognize, net of tax, interest and estimated penalties related to uncertain tax positions in our provision for income taxes. As of the date of adoption, our liability for uncertain tax positions included $2,010 net of tax for potential interest and penalties. The amount of uncertain tax positions that, if recognized, would affect the effective tax rate is $15,971.

As of August 1, 2008, our liability for uncertain tax positions was $26,602 ($17,753, net of related federal tax benefits of $8,849), which included $2,790 net of tax for potential interest and penalties. The total amount of uncertain tax positions that, if recognized, would affect the effective tax rate is $17,753.

In many cases, our uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. Based on the outcome of these examinations or as a result of the expiration of the statutes of limitations for specific taxing jurisdictions, the related uncertain tax positions taken regarding previously filed tax returns could decrease from those recorded as liabilities for uncertain tax positions in our financial statements at August 1, 2008 by approximately $3,400 to $4,000 within the next twelve months.

As of August 1, 2008, we were subject to income tax examinations for our U.S. federal income taxes after 2004 and for state and local income taxes generally after 2004.

Recent Accounting Pronouncements Not Yet Adopted

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The provisions of SFAS No. 157 for financial assets and liabilities, as well as any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements, are effective for fiscal years beginning after November 15, 2007. The provisions for nonfinancial assets and liabilities are effective for fiscal years beginning after November 15, 2008. We will adopt SFAS No. 157 as it relates to financial assets and liabilities beginning in the first quarter of 2009. We do not expect the adoption will have a significant impact on our consolidated financial statements. We will adopt SFAS No. 157 as it relates to nonfinancial assets and liabilities beginning in the first quarter of 2010. We are currently evaluating the impact of the adoption and cannot yet determine the impact of its adoption.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement

No. 115" ("SFAS No. 159"), which permits entities to choose to measure eligible financial instruments and other items at fair value. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 159 on August 2, 2008, the first day of 2009, and did not elect the fair value option for eligible items that existed at the date of adoption.

The Emerging Issues Task Force ("EITF") reached a consensus on EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11") in June 2007. The EITF consensus indicates that the tax benefit received on dividends associated with share-based awards that are charged to retained earnings should be recorded in additional paid-in capital and included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. The consensus is effective for the tax benefits of dividends declared in fiscal years beginning after December 15, 2007. We do not expect the adoption of EITF 06-11 in the first quarter of 2009 will have a significant impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"), which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not expect that the adoption of SFAS No. 161 in the third quarter of 2009 will have a significant impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 is effective sixty days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." We do not expect that the adoption of SFAS No. 162 will have a significant impact on our consolidated financial statements.

Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended). We maintain a system of internal controls that is designed to provide reasonable assurance in a cost-effective manner as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Corporate Governance Guidelines, our Financial Code of Ethics, and our Code of Business Conduct and Ethics, all of which may be viewed on our website. They set the tone for our organization and include factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business condition and operations. Our disclosure controls and procedures and our internal controls, however, will not and cannot prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the benefits of controls relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. We have concluded that our internal control over financial reporting was effective as of August 1, 2008, based on these criteria.

In addition, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, which is included herein.

Michael A. Woodhouse
Chairman, President and Chief Executive Officer

N.B. Forrest Shoaf
Senior Vice President, General Counsel and Interim Chief Financial Officer

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CBRL GROUP, INC.
LEBANON, TENNESSEE

We have audited the accompanying consolidated balance sheets of CBRL Group, Inc. and subsidiaries (the "Company") as of August 1, 2008 and August 3, 2007, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended August 1, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CBRL Group, Inc. and subsidiaries as of August 1, 2008 and August 3, 2007, and the results of their operations and their cash flows for each of the three fiscal years in the period ended August 1, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 1, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 25, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Nashville, Tennessee
September 25, 2008

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CBRL GROUP, INC.
LEBANON, TENNESSEE

We have audited the internal control over financial reporting of CBRL Group, Inc. and subsidiaries (the "Company") as of August 1, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 1, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended August 1, 2008, and our report dated September 25, 2008, expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Nashville, Tennessee
September 25, 2008

CBRL GROUP, INC.

Consolidated Balance Sheet

	(In thousands except share data)	
	August 1, 2008	August 3, 2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 11,978	$ 14,248
Property held for sale	3,248	4,676
Accounts receivable	13,484	11,759
Income taxes receivable	6,919	—
Inventories	155,954	144,416
Prepaid expenses and other current assets	10,981	12,629
Deferred income taxes	18,075	12,553
Total current assets	220,639	200,281
Property and Equipment:		
Land	299,608	287,873
Buildings and improvements	711,030	687,041
Buildings under capital leases	3,289	3,289
Restaurant and other equipment	359,089	336,881
Leasehold improvements	183,729	165,472
Construction in progress	15,071	19,673
Total	1,571,816	1,500,229
Less: Accumulated depreciation and amortization of capital leases	526,576	481,247
Property and equipment – snet	1,045,240	1,018,982
Other assets	47,824	45,767
Total	$1,313,703	$1,265,030
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 93,112	$ 93,060
Current maturities of long-term debt and other long-term obligations	8,714	8,188
Taxes withheld and accrued	29,459	32,201
Income taxes payable	—	18,066
Accrued employee compensation	46,185	48,570
Accrued employee benefits	34,241	34,926
Deferred revenues	22,618	21,162
Accrued interest expense	12,485	164
Other accrued expenses	17,905	18,332
Total current liabilities	264,719	274,669
Long-term debt	779,061	756,306
Interest rate swap liability	39,618	13,680
Other long-term obligations	83,224	53,819
Deferred income taxes	54,330	62,433
Commitments and Contingencies (Note 14)		
Shareholders' Equity:		
Preferred stock – 100,000,000 shares of $.01 par value authorized; no shares issued	—	—
Common stock – 400,000,000 shares of $.01 par value authorized; 2008 – 22,325,341 shares issued and outstanding; 2007 – 23,674,175 shares issued and outstanding	223	237
Additional paid-in capital	731	—
Accumulated other comprehensive loss	(27,653)	(8,988)
Retained earnings	119,450	112,874
Total shareholders' equity	92,751	104,123
Total	$1,313,703	$1,265,030

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.

Consolidated Statement of Income

	(In thousands except share data) Fiscal years ended		
	August 1, 2008	August 3, 2007	July 28, 2006
Total revenue	$ 2,384,521	$ 2,351,576	$ 2,219,475
Cost of goods sold	773,757	744,275	706,095
Gross profit	1,610,764	1,607,301	1,513,380
Labor and other related expenses	909,546	892,839	832,943
Impairment and store closing charges	877	—	5,369
Other store operating expenses	422,293	410,131	384,442
Store operating income	278,048	304,331	290,626
General and administrative expenses	127,273	136,186	128,830
Operating income	150,775	168,145	161,796
Interest expense	57,445	59,438	22,205
Interest income	185	7,774	764
Income before income taxes	93,515	116,481	140,355
Provision for income taxes	28,212	40,498	44,854
Income from continuing operations	65,303	75,983	95,501
Income from discontinued operations, net of tax	250	86,082	20,790
Net income	$ 65,553	$ 162,065	$ 116,291
Basic net income per share:			
Income from continuing operations	$ 2.87	$ 2.75	$ 2.23
Income from discontinued operations, net of tax	0.01	3.11	0.48
Net income per share	$ 2.88	$ 5.86	$ 2.71
Diluted net income per share:			
Income from continuing operations	$ 2.79	$ 2.52	$ 2.07
Income from discontinued operations, net of tax	0.01	2.71	0.43
Net income per share	$ 2.80	$ 5.23	$ 2.50
Basic weighted average shares outstanding	22,782,608	27,643,098	42,917,319
Diluted weighted average shares outstanding	23,406,044	31,756,582	48,044,440

See Notes to Consolidated Financial Statements.

CBRL GROUP, INC.

Consolidated Statement of Changes in Shareholders' Equity

(In thousands except per share data)

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Total Shareholders'
	Shares	Amount	Capital	(Loss)	Earnings	Equity
Balances at July 29, 2005	46,619,803	$ 466	—	—	$ 869,522	$ 869,988
Comprehensive Income:						
Net income	—	—	—	—	116,291	116,291
Change in fair value of interest rate swap, net of tax benefit of $2,691 (See Notes 2 and 8)	—	—	—	$(4,529)	—	(4,529)
Total comprehensive income	—	—	—	(4,529)	116,291	111,762
Cash dividends declared - $.52 per share	—	—	—	—	(22,471)	(22,471)
Share-based compensation	—	—	$ 13,439	—	—	13,439
Exercise of stock awards	1,057,103	11	27,272	—	—	27,283
Tax benefit realized upon exercise of stock options	—	—	6,441	—	—	6,441
Purchases and retirement of common stock	(16,750,000)	(168)	(42,895)	—	(661,097)	(704,160)
Balances at July 28, 2006	30,926,906	309	4,257	(4,529)	302,245	302,282
Comprehensive Income:						
Net income	—	—	—	—	162,065	162,065
Change in fair value of interest rate swap, net of tax benefit of $2,001 (See Notes 2 and 8)	—	—	—	(4,459)	—	(4,459)
Total comprehensive income	—	—	—	(4,459)	162,065	157,606
Cash dividends declared - $.56 per share	—	—	—	—	(14,908)	(14,908)
Share-based compensation	—	—	12,717	—	—	12,717
Exercise of stock awards	1,125,924	11	33,168	—	—	33,179
Tax benefit realized upon exercise of stock options	—	—	6,642	—	—	6,642
Issuance of common stock	395,775	4	12,132	—	—	12,136
Purchases and retirement of common stock	(8,774,430)	(87)	(68,916)	—	(336,528)	(405,531)
Balances at August 3, 2007	23,674,175	237	—	(8,988)	112,874	104,123
Comprehensive Income:						
Net income	—	—	—	—	65,553	65,553
Change in fair value of interest rate swap, net of tax benefit of $7,273 (See Notes 2 and 8)	—	—	—	(18,665)	—	(18,665)
Total comprehensive income	—	—	—	(18,665)	65,553	46,888
Cumulative effect of a change in accounting principle - adoption of FIN 48 (Note 12)	—	—	—	—	2,898	2,898
Cash dividends declared - $.72 per share	—	—	—	—	(16,504)	(16,504)
Share-based compensation	—	—	8,491	—	—	8,491
Exercise of stock awards	276,166	2	304	—	—	306
Tax deficiency realized upon exercise of stock options	—	—	(1,071)	—	—	(1,071)
Purchases and retirement of common stock	(1,625,000)	(16)	(6,993)	—	(45,371)	(52,380)
Balances at August 1, 2008	22,325,341	$ 223	$ 731	$(27,653)	$ 119,450	$ 92,751

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	August 1, 2008	(In thousands) Fiscal years ended August 3, 2007	July 28, 2006
Cash flows from operating activities:			
Net income	$ 65,553	$ 162,065	$ 116,291
Income from discontinued operations, net of tax	(250)	(86,082)	(20,790)
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	57,689	56,908	57,259
Loss on disposition of property and equipment	1,195	53	1,501
Impairment	532	—	4,633
Accretion on zero-coupon contingently convertible senior notes and new notes	—	5,237	5,747
Share-based compensation	8,491	12,717	13,439
Excess tax benefit from share-based compensation	—	(6,642)	(6,441)
Cash paid for accretion of original issue discount on zero-coupon contingently convertible senior notes and new notes	—	(27,218)	—
Changes in assets and liabilities:			
Accounts receivable	(1,725)	(325)	(643)
Income taxes receivable	(6,919)	—	—
Inventories	(11,538)	(16,113)	5,692
Prepaid expenses and other current assets	1,648	(8,234)	1,181
Other assets	(3,597)	(2,381)	(4,941)
Accounts payable	52	22,116	(15,863)
Taxes withheld and accrued	(2,742)	1,296	1,111
Income taxes payable	990	(6,280)	11,861
Accrued employee compensation	(2,385)	7,988	(1,985)
Accrued employee benefits	(685)	(3,592)	(2,625)
Deferred revenues	1,456	2,315	164
Accrued interest expense	12,321	(11,934)	11,971
Other accrued expenses	(1,188)	1,537	(3,581)
Other long-term obligations	5,462	5,931	9,183
Deferred income taxes	150	(12,490)	(8,470)
Net cash provided by operating activities of continuing operations	124,510	96,872	174,694
Cash flows from investing activities:			
Purchase of property and equipment	(88,027)	(96,538)	(89,715)
Proceeds from insurance recoveries of property and equipment	178	91	548
Proceeds from sale of property and equipment	5,143	8,726	6,905
Net cash used in investing activities of continuing operations	(82,706)	(87,721)	(82,262)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	797,650	234,100	1,343,500
Proceeds from exercise of stock options	306	33,179	27,283
Principal payments under long-term debt and other long-term obligations	(774,292)	(355,089)	(642,232)
Purchases and retirement of common stock	(52,380)	(405,531)	(704,160)
Dividends on common stock	(15,743)	(15,610)	(24,019)
Excess tax benefit from share-based compensation	—	6,642	6,441
Deferred financing costs	—	—	(12,198)
Net cash used in financing activities of continuing operations	(44,459)	(502,309)	(5,385)
Cash flows from discontinued operations:			
Net cash provided by (used in) operating activities of discontinued operations	385	(33,818)	40,016
Net cash provided by (used in) investing activities of discontinued operations	—	453,394	(54,810)
Net cash provided by (used in) discontinued operations	385	419,576	(14,794)
Net (decrease) increase in cash and cash equivalents	(2,270)	(73,582)	72,253
Cash and cash equivalents, beginning of year	14,248	87,830	15,577
Cash and cash equivalents, end of year	$ 11,978	$ 14,248	$ 87,830
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 42,758	$ 63,472	$ 1,755
Accretion of original issue discount of zero-coupon contingently convertible senior notes and new notes	—	27,218	—
Income taxes	32,030	101,495	52,703
Supplemental schedule of non-cash financing activity:			
Conversion of zero-coupon contingently convertible senior notes to common stock	—	$ 12,136	—
Change in fair value of interest rate swap	$ (25,938)	(6,460)	$ (7,220)
Change in deferred tax asset for interest rate swap	7,273	2,001	2,691

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(In thousands except share data)

1 DESCRIPTION OF THE BUSINESS

CBRL Group, Inc. and its affiliates (collectively, in the Notes, the "Company") are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store® ("Cracker Barrel") restaurant and retail concept and, until December 6, 2006, the Logan's Roadhouse® ("Logan's") restaurant concept. The Company sold Logan's on December 6, 2006 (see Note 3). As a result, Logan's is classified as discontinued operations for all periods presented in the Consolidated Financial Statements. The Company has changed its prior year presentation of the cash proceeds from the sale of Logan's from cash provided by investing activities of continuing operations to cash provided by investing activities of discontinued operations to better reflect the nature of these proceeds in the Consolidated Statement of Cash Flows.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GAAP – The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Fiscal year – The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. The Company's fiscal year ended August 3, 2007 consisted of 53 weeks and the fourth quarter of fiscal 2007 consisted of fourteen weeks. References in these Notes to a year or quarter are to the Company's fiscal year or quarter unless noted otherwise.

Principles of consolidation – The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

Financial instruments – The fair values of cash and cash equivalents, accounts receivable and accounts payable as of August 1, 2008, approximate their carrying amounts due to their short duration. The fair value of the Company's variable-rate Term Loan B, Delayed-Draw Term Loan and revolving credit facilities approximate their carrying values. The estimated fair value of the Company's interest rate swap is the present value of the expected cash flows and is calculated by using the replacement fixed rate in the then-current market. See "Derivative instruments and hedging activities" in this Note.

Cash and cash equivalents – The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories – Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out ("FIFO") method. Approximately 70% of retail inventories are valued using the retail inventory method and the remaining 30% are valued using an average cost method. Valuation provisions are included for retail inventory obsolescence, returns and amortization of certain items.

Cost of goods sold includes the cost of retail merchandise sold at the Cracker Barrel stores utilizing the retail inventory accounting method. It includes an estimate of shortages that are adjusted upon physical inventory counts. In 2006, the physical inventory counts for all Cracker Barrel stores and the retail distribution center were conducted as of the end of 2006 and shrinkage was recorded based on the physical inventory counts taken. During 2007, the Company changed the timing of its physical inventory counts. Beginning in 2007, physical inventory counts are conducted throughout the third and fourth quarters of the fiscal year based upon a cyclical inventory schedule. During 2007, the Company also changed its method for calculating inventory shrinkage for the time period between physical inventory counts by using a three-year average of the results from the current year physical inventory and the previous two physical inventories on a store-by-store basis. The impact of this change on the Consolidated Financial Statements was immaterial.

Store pre-opening costs – Start-up costs of a new store are expensed when incurred, with the exception of rent expense under operating leases, in which the straight-line rent includes the pre-opening period during construction, as explained further under the "Operating leases" section in this Note.

Property and equipment – Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

	Years
Buildings and improvements	30-45
Buildings under capital leases	15-25
Restaurant and other equipment	2-10
Leasehold improvements	1-35

Depreciation expense was $56,149, $55,331 and $56,030 for 2008, 2007 and 2006, respectively. Accelerated depreciation methods are generally used for income tax purposes.

Capitalized interest, excluding discontinued operations, was $682, $890 and $384 for 2008, 2007 and 2006, respectively.

Gain or loss is recognized upon disposal of property and equipment and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.

Maintenance and repairs, including the replacement of minor items, are charged to expense and major additions to property and equipment are capitalized.

Impairment of long-lived assets – The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset to be held and used or the fair value, net of estimated costs of disposal, of an asset to be disposed of, and a loss resulting from impairment is recognized by a charge to income. Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. The accuracy of such provisions can vary materially from original estimates and management regularly monitors the adequacy of the provisions until final disposition occurs.

In 2008 and 2006, the Company incurred impairment and store closing charges resulting from the closing of Cracker Barrel stores. These impairments were recorded based upon the lower of unit carrying amount or fair value less costs to sell. In 2008, the Company closed one leased Cracker Barrel store and one owned Cracker Barrel store, which resulted in impairment charges of $532 and store closing charges of $345. The decision to close the leased store was due to its age, the expiration of the lease and the proximity of another Cracker Barrel store. The decision to close the owned location was due to its age, expected future capital expenditure requirements and changes in traffic patterns around the store over the years. During 2006, the Company closed seven Cracker Barrel stores, which resulted in impairment charges of $3,795 and store closing costs of $736. The locations were closed due to weak financial performance, an unfavorable outlook and relatively positive prospects for proceeds from disposition for certain locations. Additionally, during 2006, the Company recorded an impairment of $838 on its Cracker Barrel management trainee housing facility. During 2007, the Company did not incur any impairment losses or store closing costs.

The Company expects to sell within one year the property relative to the owned store closed in 2008 and the two remaining owned properties relative to the 2006 store closures (see "Property held for sale" in this Note).

The store closing charges, which included employee termination benefits and other costs, are included in the impairment and store closing charges line on the Consolidated Statement of Income. At August 1, 2008 and August 3, 2007, no liability has been recorded for store closing charges.

The financial information related to all restaurants closed in 2008 and 2006 is not material to the Company's consolidated financial position, results of operations or cash flows, and, therefore, have not been presented as discontinued operations.

Property held for sale – Property held for sale consists of real estate properties that the Company expects to sell within one year. The assets are reported at the lower of carrying amount or fair value less costs to sell. At August 1, 2008, property held for sale was $3,248 and consisted of Cracker Barrel stores closed in 2008 and 2006 (see "Impairment of long-lived assets" in this Note). The

Company also replaced two existing Cracker Barrel units with units in nearby communities in 2008; the replaced units are also classified as property held for sale as of August 1, 2008. At August 3, 2007, property held for sale was $4,676 and consisted of Cracker Barrel stores closed in 2006 and two properties that were later sold in 2008. These properties consisted of a vacant real estate property and the one remaining Logan's property that the Company had retained and leased back to Logan's (see Note 4).

Operating leases – The Company has ground leases and office space leases that are recorded as operating leases. Most of the leases have rent escalation clauses and some have rent holiday and contingent rent provisions. In accordance with FASB Technical Bulletin ("FTB") No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," the liabilities under these leases are recognized on the straight-line basis over the shorter of the useful life, with a maximum of 35 years, or the related lease life. The Company uses a lease life that generally begins on the date that the Company becomes legally obligated under the lease, including the pre-opening period during construction, when in many cases the Company is not making rent payments, and generally extends through certain renewal periods that can be exercised at the Company's option, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options.

Certain leases provide for rent holidays, which are included in the lease life used for the straight-line rent calculation in accordance with FTB No. 88-1, "Issues Relating to Accounting for Leases." Rent expense and an accrued rent liability are recorded during the rent holiday periods, during which the Company has possession of and access to the property, but is not required or obligated to, and normally does not, make rent payments.

Certain leases provide for contingent rent, which is determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability and corresponding rent expense when it is probable sales have been achieved in amounts in excess of the specified levels.

The same lease life is used for reporting future minimum lease commitments as is used for the straight-line rent calculation. The Company uses a lease life that extends through certain of the renewal periods that can be exercised at the Company's option.

Advertising – The Company expenses the costs of producing advertising the first time the advertising takes place. Net advertising expense was $42,160, $40,522 and $38,274 for 2008, 2007 and 2006, respectively.

Insurance – The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $500 and $1,000 for certain coverages since 2004. Since 2004 the Company has elected not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 lifetime for any employee (including dependents) in the program, and, in certain cases, to not more than $100 in any given plan year. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense.

Revenue recognition – The Company records revenue from the sale of products as they are sold. The Company provides for estimated returns based on return history and sales levels. As permitted by the provisions of Emerging Issues Task Force ("EITF") 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)," the Company's policy is to present sales in the Consolidated Statement of Income on a net presentation basis after deducting sales tax.

Unredeemed gift cards and certificates – Unredeemed gift cards and certificates represent a liability of the Company related to unearned income and are recorded at their expected redemption value. No revenue is recognized in connection with the point-of-sale transaction when gift cards or gift certificates are sold. For those states that exempt gift cards and certificates from their escheat laws, the Company makes estimates of the ultimate unredeemed ("breakage") gift cards and certificates in the period of the original sale and amortizes this breakage over the redemption period that other gift cards and certificates historically have been redeemed by reducing its liability and recording revenue accordingly. For those states that do not exempt gift cards and certificates from their escheat laws, the Company records breakage in the period that gift cards and certificates are remitted to the state and reduces its liability accordingly. Any amounts remitted to states under escheat or similar laws reduce the Company's deferred revenue liability and have no effect on revenue or expense while any amounts that the Company is permitted to retain are recorded as revenue. Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.

Income taxes – Employer tax credits for FICA taxes paid on employee tip income and other employer tax credits are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Effective August 4, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). See Note 12 regarding income taxes and the adoption of FIN 48.

Net income per share – Basic consolidated net income per share is computed by dividing consolidated net income to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock and is based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares related to stock options, nonvested stock and stock awards issued by the Company are calculated using the treasury stock method.

During 2007, a portion of the Company's zero-coupon contingently convertible notes ("Senior Notes") were exchanged for a new issue of zero-coupon contingently convertible notes ("New Notes"). The New Notes were substantially the same as the Senior Notes except the New Notes had a net share settlement feature which allowed the Company, upon conversion of a New Note, to settle the accreted principal amount of the debt for cash and issue shares of the Company's common stock for the conversion value in excess of the accreted value. The Senior Notes required the issuance of the Company's common stock upon conversion. The Company's Senior Notes and New Notes were redeemed during 2007 (see Note 8). Prior to redemption, the New Notes were included in the calculation of diluted consolidated net income per share if their inclusion was dilutive under the treasury stock method and the Senior Notes were included in the calculation of diluted consolidated net income per share if their inclusion was dilutive under the "if-converted" method pursuant to EITF No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" issued by the FASB. Additionally, diluted consolidated net income per share was calculated excluding the after-tax interest and financing expenses associated with the Senior Notes since these Senior Notes were treated as if converted into common stock (see Notes 6 and 8). Following the redemption of the Senior Notes and New Notes, outstanding employee and director stock options and nonvested stock and stock awards issued by the Company represent the only dilutive effects on diluted consolidated net income per share.

Share-based compensation – The Company has four share-based compensation plans for employees and non-employee directors, which authorize the granting of stock options, nonvested stock and other types of awards consistent with the purpose of the plans (see Note 10). The number of shares authorized for future issuance under the Company's plans as of August 1, 2008 totals 1,522,306. Stock options granted under these plans are granted with an exercise price equal to the market price of the Company's stock on the date immediately preceding the date of the grant (except grants made to employees under the Company's 2002 Omnibus Incentive Compensation Plan, whose exercise price is equal to the closing price on the day of the grant); those option awards generally vest at a cumulative rate of 33% per year beginning on the first anniversary of the grant date and expire ten years from the date of grant.

The Company accounts for share-based compensation in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which requires the measurement and recognition of compensation cost at fair value for all share-based payments. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, the Company's policy is to issue new shares of common stock to satisfy stock option exercises or grants of nonvested and restricted shares.

Segment reporting – The Company accounts for its segment in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 13).

Derivative instruments and hedging activities – The Company accounts for derivative instruments and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its subsequent amendments. These statements specify how to report and display derivative instruments and hedging activities.

The Company is exposed to market risk, such as changes in interest rates and commodity prices. The Company does not hold or use derivative financial instruments for trading purposes.

The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 8, 14 and 16). To manage this risk in a cost efficient manner, the Company entered into an interest rate swap on May 4, 2006 in which it agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The interest rate swap was accounted for as a cash flow hedge under SFAS No. 133. The swapped portion of the Company's outstanding debt is fixed at a rate of 5.57% plus the Company's then current credit spread, or 7.07% based on our credit spread at August 1, 2008, over the 7-year life of the interest rate swap.

The swapped portion of the outstanding debt or notional amount of the interest rate swap is as follows:

From August 3, 2006 to May 2, 2007	$ 525,000
From May 3, 2007 to May 5, 2008	650,000
From May 6, 2008 to May 3, 2009	625,000
From May 4, 2009 to May 2, 2010	600,000
From May 3, 2010 to May 2, 2011	575,000
From May 3, 2011 to May 2, 2012	550,000
From May 3, 2012 to May 2, 2013	525,000

The estimated fair value of this interest rate swap liability was $39,618 and $13,680 at August 1, 2008 and August 3, 2007, respectively. The offset to the interest rate swap liability is in accumulated other comprehensive income (loss), net of the deferred tax asset. Any portion of the fair value of the swap determined to be ineffective will be recognized currently in earnings. No ineffectiveness has been recorded in 2008, 2007 and 2006. Cash flows related to the interest rate swap, which consist of interest payments, are included in operating activities.

Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors that are outside the control of the Company and generally are unpredictable. Changes in commodity prices affect the Company and its competitors generally and, depending on terms and duration of supply contracts, sometimes simultaneously. In many cases, the Company believes it will be able to pass through some or much of increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances or judgments about consumer acceptance of price increases may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company.

Comprehensive income (loss) – Comprehensive income (loss) includes net income and the effective unrealized portion of the changes in the fair value of the Company's interest rate swap.

Use of estimates – Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods to prepare these Consolidated Financial Statements in conformity with GAAP. Management believes that such estimates have been based on reasonable and supportable assumptions and that the resulting estimates are reasonable for use in the preparation of the Consolidated Financial Statements. Actual results, however, could differ from those estimates.

Recently Adopted Accounting Pronouncement

Effective August 4, 2007, the first day of 2008, the Company adopted FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. See Note 12 for further information regarding the adoption of FIN 48.

Recent Accounting Pronouncements Not Yet Adopted

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The provisions of SFAS No. 157 for financial assets and liabilities, as well as any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements, are effective for fiscal years beginning after November 15, 2007. The provisions for nonfinancial assets and liabilities are effective for fiscal years beginning after November 15, 2008. The Company will adopt SFAS No. 157 as it relates to financial assets and liabilities beginning in the first quarter of 2009 and does not expect the adoption will have a significant impact on the Company's consolidated financial statements. The Company will adopt SFAS No. 157 as it relates to nonfinancial assets and liabilities beginning in the first quarter of 2010. The Company is currently evaluating the impact of the adoption and cannot yet determine the impact of its adoption.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS No. 159"), which permits entities to choose to measure eligible financial instruments and other items at fair value. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 on August 2,

2008, the first day of 2009, and did not elect the fair value option for eligible items that existed at the date of adoption.

The Emerging Issues Task Force ("EITF") reached a consensus on EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11") in June 2007. The EITF consensus indicates that the tax benefit received on dividends associated with share-based awards that are charged to retained earnings should be recorded in additional paid-in capital and included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. The consensus is effective for the tax benefits of dividends declared in fiscal years beginning after December 15, 2007. The Company does not expect that the adoption of EITF 06-11 in the first quarter of 2009 will have a significant impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"), which amends SFAS No. 133. SFAS No. 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect that the adoption of SFAS No. 161 in the third quarter of 2009 will have a significant impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 is effective sixty days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not expect that the adoption of SFAS No. 162 will have a significant impact on its consolidated financial statements.

3 DISCONTINUED OPERATIONS

On December 6, 2006, the Company completed the sale of Logan's, for total consideration of approximately $485,000. A portion of the consideration was funded by a real estate sale-leaseback transaction, which required the Company to retain three Logan's restaurant locations at that time. The Company leased these three properties to Logan's under terms and conditions consistent with the sale-leaseback transaction. Two of these properties were sold in 2007 and the remaining property was sold in 2008 (see Note 4).

The Company has reported in discontinued operations certain expenses incurred in 2008 related to the divestiture of Logan's, the results of operations of Logan's through December 5, 2006 as well as certain expenses of the Company related to the divestiture through August 3, 2007, and the results of operations of Logan's for the full period ended July 28, 2006, which consist of the following:

	August 1, 2008	*August 3, 2007*	*July 28, 2006*
Revenues	$ —	$154,529	$423,522
(Loss) income before tax benefit (provision for income taxes) from discontinued operations	(229)	7,450	27,694
Income tax benefit (provision for income taxes)	80	(2,279)	(6,904)
(Loss) income from discontinued operations, net of tax, before gain on sale of Logan's	(149)	5,171	20,790
Gain on sale of Logan's, net of tax of $215 and $8,592, respectively	399	80,911	—
Income from discontinued operations, net of tax	$ 250	$ 86,082	$ 20,790

In 2008, the Company recorded an adjustment in accordance with the Logan's sale agreement related to taxes, resulting in additional proceeds from the sale of Logan's by $614.

A reconciliation of the income tax benefit (provision for income taxes) from discontinued operations and the amount computed by multiplying the income before the income tax benefit (provision for income taxes) from discontinued operations by the U.S. federal statutory rate of 35% was as follows:

	August 1, 2008	August 3, 2007	July 28, 2006
Income tax benefit (provision) computed at federal statutory income tax rate	$135	$(11,955)	$(9,693)
State and local income taxes, net of federal benefit	—	621	713
Employer tax credits for FICA taxes paid on employee tip income	—	478	1,158
Federal reserve adjustments	—	—	978
Other-net	—	(15)	(60)
Total income tax benefit (provision) from discontinued operations	$135	$(10,871)	$(6,904)

4 GAINS ON PROPERTY DISPOSITION

During 2008, the Company sold the one remaining Logan's property that the Company had retained and leased back to Logan's (see Note 3). This property was classified as property held for sale and had a net book value of approximately $1,960. The Company received proceeds of approximately $3,770, which resulted in a pre-tax gain of approximately $1,810. The gain is recorded in general and administrative expenses in the Consolidated Statement of Income.

During 2007, the Company sold two of the three Logan's properties the Company had retained and leased to Logan's. These properties were classified as property held for sale and had a combined net book value of approximately $3,682. The Company received total proceeds of approximately $6,187 on the two properties, which resulted in a total pre-tax gain of approximately $2,505. The gain is recorded in general and administrative expenses in the Consolidated Statement of Income. Additionally, during 2007, the State of New York condemned a portion of the land on which a Cracker Barrel store was located to build a road. The Company received condemnation proceeds of approximately $760 and recorded a pre-tax gain of approximately $500 in other store operating expenses in the Consolidated Statement of Income.

5 INVENTORIES

Inventories were comprised of the following at:

	August 3, 2008	August 3, 2007
Retail	$124,572	$109,891
Restaurant	17,439	16,593
Supplies	13,943	17,932
Total	$155,954	$144,416

6 NET INCOME PER SHARE AND WEIGHTED AVERAGE SHARES

Basic consolidated net income per share is computed by dividing consolidated net income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock and is based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares related to stock options and nonvested stock and stock awards issued by the Company are calculated using the treasury stock method.

During 2007, a portion of the Company's Senior Notes was exchanged for New Notes (see Note 8). The New Notes were substantially the same as the Senior Notes except the New Notes had a net share settlement feature which allowed the Company, upon conversion of a New Note, to settle the accreted principal amount of the debt for cash and issue shares of the Company's common stock for the conversion value in excess of the accreted value. The Senior Notes required the issuance of the Company's common stock upon conversion. The Company's Senior Notes and New Notes were redeemed during 2007. Prior to redemption, the New Notes were included in the calculation of diluted consolidated net income per share if their inclusion was dilutive under the treasury stock method and the Senior Notes were included in the calculation of diluted consolidated net income per share if their inclusion was dilutive under the "if-converted" method pursuant to EITF No. 04-8. Additionally, diluted consolidated net income per share was calculated excluding the after-tax interest and financing expenses associated with the Senior Notes since these Senior Notes were treated as if converted into common stock. Following the redemption of the Senior Notes and New Notes, outstanding employee and director stock options and nonvested stock and stock awards issued by the Company represent the only dilutive effects on diluted consolidated net income per share.

The following table reconciles the components of diluted earnings per share computations:

	August 1, 2008	August 3, 2007	July 28, 2006
Income from continuing operations per share numerator:			
Income from continuing operations	$ 65,303	$ 75,983	$ 95,501
Add: Interest and loan acquisition costs associated with Senior Notes, net of related tax effects	—	3,977	3,977
Income from continuing operations available to common shareholders	$ 65,303	$ 79,960	$ 99,478
Income from discontinued operations, net of tax, per share numerator	$ 250	$ 86,082	$ 20,790
Net income per share numerator:			
Income from operations	$ 65,553	$ 162,065	$ 116,291
Add: Interest and loan acquisition costs associated with Senior Notes, net of related tax effects	—	3,977	3,977
Income from operations available to common shareholders	$ 65,553	$ 166,042	$ 120,268
Income from continuing operations, income from discontinued operations, net of tax, and net income per share denominator:			
Basic weighted average shares outstanding	22,782,608	27,643,098	42,917,319
Add potential dilution:			
Senior and New Notes	—	3,479,087	4,582,788
Stock options and nonvested stock and stock awards	623,436	634,397	544,333
Diluted weighted average shares outstanding	23,406,044	31,756,582	48,044,440

7 SHARE REPURCHASES

On September 20, 2007, the Company's Board of Directors approved the repurchase of up to 1,000,000 shares of the Company's outstanding shares of common stock. On January 22, 2008, the Company's Board of Directors approved the repurchase of up to 625,000 additional shares of its common stock. During 2008, the Company repurchased a total of 1,625,000 shares of its common stock in the open market at an aggregate cost of $52,380. Related transaction costs and fees that were recorded as a reduction to shareholders' equity resulted in the shares being repurchased at an average cost of $32.23 per share. On July 31, 2008, the Company's Board of Directors approved the repurchase of up to $65,000 of the Company's common stock. The Company's principal criteria for share repurchases are that they be accretive to expected net income per share and are within the limits imposed by the Company's debt covenants under the $1,250,000 credit facility (the "2006 Credit Facility") and that they now be made only from free cash flow.

During 2007, the Company repurchased a total of 8,774,430 shares of its common stock pursuant to an issuer tender offer ("the Tender Offer") and previously announced share repurchase authorizations. The Company repurchased 5,434,774 shares of its common stock pursuant to the Tender Offer for a total purchase price of approximately $250,000 before fees. In accordance with SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the Company recorded interest expense of $286 associated with the Tender Offer in the second quarter of 2007. The Company also incurred related transaction fees, which were recorded as a reduction to shareholders' equity, and resulted in an average cost of $46.03 per share for the Tender Offer. During 2007, the Company also repurchased 3,339,656 shares of its common stock in the open market at an aggregate cost of approximately $155,000 before fees.

8 DEBT

Long-term debt consisted of the following at:

	August 1, 2008	August 3, 2007
Term Loan B payable $1,792 per quarter with the remainder due on April 27, 2013	$633,456	$640,624
Delayed-Draw Term Loan Facility payable $383 and $250 per quarter in 2008 and 2007, respectively, with the remainder due on April 27, 2013	151,103	99,750
Revolving Credit Facility payable on or before April 27, 2011	3,200	24,100
	787,759	764,474
Current maturities	(8,698)	(8,168)
Long-term debt	$779,061	$756,306

The aggregate maturities of long-term debt subsequent to August 1, 2008 are as follows:

Year	
2009	$ 8,698
2010	8,698
2011	11,898
2012	8,698
2013	749,767
Total	$787,759

Credit Facility

Effective April 27, 2006, the Company entered into the 2006 Credit Facility, which consisted of up to $1,000,000 in term loans (an $800,000 Term Loan B facility and a $200,000 Delayed-Draw Term Loan facility) with a scheduled maturity date of April 27, 2013 and a $250,000 Revolving Credit facility expiring April 27, 2011. Contemporaneously with the acceptance of shares in an issuer tender offer (the "2006 Tender Offer") on May 3, 2006, the Company drew $725,000 under the $800,000 available under the Term Loan B facility (the $75,000 not drawn is no longer available), which was used to pay for the shares accepted in the 2006 Tender Offer, fees associated with the 2006 Credit Facility and the related transaction costs.

During 2006, loan acquisition costs associated with the 2006 Credit Facility were capitalized in the amount of $7,122 (net of $656 in commitment fees that were written off in 2006 related to the $75,000 availability that was not drawn on the Term Loan B), $2,456, and $1,964, respectively. These costs are amortized over the respective terms of the facilities.

During 2007, the Company drew $100,000 under its Delayed-Draw Term Loan facility in connection with its redemption of its Senior and New Notes. During 2008, the Company drew the remaining $100,000 available under the Delayed-Draw Term Loan facility.

The interest rates for the Term Loan B, Delayed-Draw Term Loan facility and the Revolving Credit facility are based on either LIBOR or prime. A spread is added to the interest rates according to a defined schedule based on the Company's consolidated total leverage ratio as defined in the 2006 Credit Facility, 1.50% as of August 1, 2008 and August 3, 2007. The Company's policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost efficient manner, the Company entered into an interest rate swap on May 4, 2006 in which it agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. See Note 2 for a further discussion of the Company's interest rate swap. As of August 1, 2008 and August 3, 2007, the interest rates on both the Term Loan B and Delayed-Draw Term facilities were 4.29% and 6.86%, respectively. As of August 1, 2008 and August 3, 2007, the interest rates on the Revolving Credit facility were 5.50% and 8.75%, respectively. At August 1, 2008, the Company had $217,738 available under its Revolving Credit facility.

The 2006 Credit Facility contains customary financial covenants, which include maintenance of a maximum consolidated total leverage ratio as specified in the agreement and maintenance of minimum consolidated interest coverage ratios. At August 1, 2008 and August 3, 2007, the Company was in compliance with all debt covenants. The 2006 Credit Facility also imposes restrictions on the amount of dividends the Company is able to pay. If there is no default then existing and there is at least $100,000 then available under the Revolving Credit facility, the Company may both: (1) pay cash dividends on its common stock if the aggregate amount of dividends paid in any fiscal year is less than 15% of Consolidated EBITDA from continuing operations (as defined in the 2006 Credit Facility) during the immediately preceding fiscal year; and (2) in any event, increase its regular quarterly cash dividend in any quarter by an amount not to exceed the greater of $.01 or 10% of the amount of the dividend paid in the prior fiscal quarter.

Senior Notes and New Notes

In 2002, the Company issued $422,050 (face value at maturity) of Senior Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Senior Notes required no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Senior Notes were redeemable at the Company's option on or after April 3, 2007, and the holders of the Senior Notes could have required the Company to redeem the Senior Notes on April 3, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. In addition, each $1 (face value at maturity) Senior Note was convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate). During the third quarter of 2006, the Company's credit ratings decreased below the thresholds defined in the indenture and the Senior Notes became convertible.

During the third quarter of 2007, pursuant to the put option, the Company repurchased $20 in principal amount at maturity of the Senior Notes. In addition, during the third quarter of 2007, the Company completed an exchange offer in which $375,931 (face value at maturity) of its $422,030 (face value at maturity) Senior Notes were exchanged for New Notes due 2032. The New Notes were substantially the same as the Senior Notes except that the New Notes had a net share settlement feature which allowed the Company, upon conversion of a New Note, to settle the accreted principal amount of the debt for cash and issue shares of the Company's common stock for the conversion value in excess of the accreted value. The Senior Notes required the issuance of the Company's common stock upon conversion.

In connection with the Company's redemption of its Senior Notes and New Notes on June 4, 2007, holders of approximately $401,000 principal amount at maturity outstanding elected to convert their notes into common stock rather than have them redeemed. The Company issued 395,775 shares of its common stock upon conversion and paid approximately $179,720 upon redemption. In addition, the Company purchased $20,000 in principal amount at maturity of the Senior Notes for approximately $9,836. The Company obtained funds for the redemption by drawing on its Delayed-Draw Term Loan facility and using cash on hand.

9 COMPENSATORY PLANS AND ARRANGEMENTS

In connection with the Company's 2006 strategic initiatives, the Compensation Committee (the "Committee") of the Company's Board of Directors approved, pursuant to the Company's 2002 Omnibus Incentive Compensation Plan (described below), the "2006 Success Plan" for certain officers of the Company. The maximum amount payable under the 2006 Success Plan was $6,647 by the Company and $1,168 by Logan's. On June 6, 2007, the Company paid $6,647 under this plan. During 2007, the Company recorded expense of $2,137 for this plan as general and administrative expenses from continuing operations and recorded $2,136 related to CBRL Group officers and $206 related to Logan's officers as discontinued operations. During 2006, the Company recorded expense of $1,187 for this plan as general and administrative expenses from continuing operations and recorded $1,187 related to CBRL Group officers and $417 related to Logan's officers as discontinued operations.

10 SHARE-BASED COMPENSATION

Stock Compensation Plans

The Company's employee compensation plans are administered by the Committee. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards.

Directors Plan

In 1989, the Board adopted the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors ("Directors Plan"). The stock options were granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant and expire one year from the retirement of the director from the Board. An aggregate of 1,518,750 shares of the Company's common stock was authorized by the Company's shareholders under this plan. Owing to the overall plan limit, no shares have been granted under this plan since 1994. At August 1, 2008, there were outstanding options for 244,762 shares under this plan.

Employee Plan

The CBRL Group, Inc. 2000 Non-Executive Stock Option Plan ("Employee Plan") covered employees who are not officers or directors of the Company. The stock options were granted with an exercise price of at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day the option was granted and become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. An aggregate of 4,750,000 shares of the Company's common stock originally were authorized under this plan, which expired on July 29, 2005. At August 1, 2008, there were outstanding options for 440,820 shares under this plan.

Amended and Restated Stock Option Plan

The Company also has an Amended and Restated Stock Option Plan (the "Plan") that allows the Committee to grant options to purchase an aggregate of 17,525,702 shares of the Company's common stock. At August 1, 2008, there were 788,180 shares of the Company's common stock reserved for future issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options granted to date under the Plan generally have been exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. At August 1, 2008, there were outstanding options for 1,369,237 shares under this plan.

Omnibus Plan

The CBRL Group, Inc. 2002 Omnibus Incentive Compensation Plan (the "Omnibus Plan") allows the Committee to grant awards for an aggregate of 2,500,000 shares of the Company's common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, nonvested stock, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan's purpose. Except as described below for certain options granted to non-employee directors, the option price per share of all options granted under the Omnibus Plan are required to be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day the option is granted. Under the Omnibus Plan, non-employee directors are granted annually on the day of the annual shareholders meeting an option to purchase up to 5,000 shares of the Company's common stock, and awards of up to 2,000 shares of nonvested stock or nonvested stock units. The option price per share will be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Additionally, non-employee directors newly elected or appointed between an annual shareholders meeting (typically in November) and the following July 31 receive an option on the day of election or appointment to acquire up to 5,000 shares of the Company's common stock or awards of up to 2,000 shares of nonvested stock or nonvested stock units. Options granted to date under the Omnibus Plan become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. At August 1, 2008, there were outstanding options for 1,215,771 shares under this plan and 734,126 shares of the Company's common stock reserved for future issuance under this plan.

Mid-Term Incentive and Retention Plans

The Committee established the FY2005, FY2006 and FY2007 Mid-Term Incentive and Retention Plans ("2005 MTIRP," "2006 MTIRP," and "2007 MTIRP," respectively) pursuant to the Omnibus Plan, for the purpose of rewarding certain officers. The 2005 MTIRP award was calculated during 2005 based on achievement of qualified financial performance measures, but restricted until vesting occurred on the last day of 2007. At August 3, 2007, the nonvested stock of 38,910 shares under the 2005 MTIRP vested, and cash and dividends earned under the 2005 MTIRP of $353 and $42, respectively, were paid on August 6, 2007.

The 2006 MTIRP award was calculated during 2006 based on achievement of qualified financial performance measures, but restricted until vesting occurred on the last day of 2008. At August 1, 2008, the nonvested stock of 55,599 shares under the 2006 MTIRP vested, and cash and dividends earned under the 2006 MTIRP of $205 and $71, respectively, were paid on August 4, 2008.

The 2007 MTIRP award was calculated during 2007 based on achievement of qualified financial performance measures, but restricted until vesting occurs on the last day of 2009. The 2007 award will be paid in the form of either 50% nonvested stock and 50% cash or 100% nonvested stock, based upon the election of each officer. At August 1, 2008, the nonvested stock and cash earned under the 2007 MTIRP was 63,098 shares and $346, respectively. Cash dividends on the 2007 MTIRP nonvested stock earned shall accrue from August 3, 2007 and be payable, along with the remainder of the award, to participants on the payout date on August 3, 2009.

Stock Ownership Plan

The Committee established the Stock Ownership Achievement Plan ("Stock Ownership Plan") pursuant to the Omnibus Plan, for the purpose of rewarding certain executive officers of the Company for early achievement of target stock ownership levels in 2005 and in the future. Upon meeting the stock ownership levels at an earlier date than required and upon approval by the Committee, the Company will award unrestricted shares to those certain officers on the first Monday of the next fiscal year. The Stock Ownership Plan reward is expensed over the year during which those certain officers achieve the stock ownership target, beginning when the target is met. On August 4, 2008, August 6, 2007 and July 31, 2006, the Company issued 2,100, 2,500 and 2,400 unrestricted shares of common stock less shares withheld for taxes to the certain executive officers that earned the award in 2008, 2007 and 2006, respectively.

2008 Long-Term Performance Plan

The Committee established the FY2008 Long-Term Performance Plan ("2008 LTPP") pursuant to the Omnibus Plan, for the purpose of rewarding certain officers with shares of the Company's common stock if the Company achieved certain performance targets. During 2008, the 2008 LTPP was rescinded and replaced with discretionary cash bonuses for all non-executive team members to be paid in September 2008. See "Nonvested and Restricted Stock" in this Note for a discussion of the executive team's new awards.

Stock Options

A summary of the Company's stock option activity as of August 1, 2008, and changes during 2008 is presented in the following table:

(Shares in thousands)

Fixed Options	*Shares*	*Weighted-Average Price*	*Weighted-Average Remaining Contractual Term*	*Aggregate Intrinsic Value*
Outstanding at August 3, 2007	2,991	$30.48		
Granted	262	39.56		
Exercised	(79)	29.46		
Forfeited/Expired	(163)	34.41		
Outstanding at August 1, 2008	3,011	$31.09	5.15	$5,278
Exercisable	2,329	$28.70	4.22	$5,278

The weighted-average grant-date fair values of options granted during 2008, 2007, and 2006 were $11.99, $13.10, and $10.93, respectively. The intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic values of options exercised during 2008, 2007 and 2006 were $785, $16,298, and $17,055, respectively.

During 2008, cash received from options exercised was $306 and the tax deficiency realized for the tax deductions from stock options exercised totaled $1,071.

The fair value of each option award is estimated on the date of grant using a binomial lattice-based option valuation model, which incorporates ranges of assumptions for inputs as shown in the following table. The assumptions are as follows:

- The expected volatility is a blend of implied volatility based on market-traded options on the Company's common stock and historical volatility of the Company's stock over the contractual life of the options.
- The Company uses historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding.
- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

	Year Ended		
	August 1, 2008	August 3, 2007	July 28, 2006
Dividend yield range	1.8% - 2.2%	1.2% - 1.4%	1.2% - 1.6%
Expected volatility	31% - 34%	30% - 31%	28% - 31%
Risk-free interest rate range	2.9% - 5.0%	4.4% - 5.2%	3.8% - 5.5%
Expected term (in years)	6.3	1.2 - 6.2	2.1 - 6.2

Nonvested and Restricted Stock

Nonvested stock grants consist of the Company's common stock and generally vest over 2-5 years. All nonvested stock grants are time vested except the nonvested stock grants of one executive that also were based upon Company performance against a specified annual increase in earnings before interest, taxes, depreciation, amortization and rent. If any performance goals are not met, no compensation cost is ultimately recognized and, to the extent previously recognized, compensation cost is reversed. During 2008, based on the Company's determination that performance goals would not be achieved for one executive's nonvested stock grants, the Company reversed approximately $3,508 of share-based compensation expense.

Generally, the fair value of each nonvested stock grant is equal to the market price of the Company's stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate. Certain nonvested stock grants accrue dividends and their fair value is equal to the market price of the Company's stock at the date of the grant.

On August 1, 2008, the Company awarded 196,525 shares of stock less shares withheld for taxes to certain executives which vested immediately but were subject to restrictions on resale for one to three years resulting in share-based compensation expense of $4,436.

A summary of the Company's nonvested and restricted stock activity as of August 1, 2008, and changes during 2008 is presented in the following table:

(Shares in thousands)

Nonvested and Restricted Stock	Shares	Weighted-Average Grant Date Fair Value
Unvested at August 3, 2007	400	$36.88
Granted	302	27.20
Vested	(274)	25.92
Forfeited	(168)	38.85
Unvested at August 1, 2008	260	$35.91

As of August 1, 2008, there was $7,916 of total unrecognized compensation cost related to unvested share-based compensation arrangements that is expected to be recognized over a weighted-average period of 1.08 years. Nonvested and restricted stock grants of 274,324 vested during 2008.

Compensation Cost

Compensation cost for share-based payment arrangements was $4,673, $6,360 and $9,900, respectively, for stock options in 2008, 2007 and 2006. Included in the totals for 2007 and 2006 are share-based compensation from continuing operations of $6,294 and $8,533, respectively, for stock options. Compensation cost for nonvested and restricted stock was $3,818, $6,357 and $3,539, respectively, in 2008, 2007 and 2006. Included in the totals for 2007 and 2006 are share-based compensation from continuing operations of $6,837 and $3,140, respectively for nonvested stock. Share-based compensation from continuing operations is recorded in general and administrative expenses. The total income tax benefit recognized in the Consolidated Statement of Income for 2008, 2007 and 2006 for share-based compensation arrangements was $2,564, $4,406 and $4,139, respectively.

In 2007, the Company modified certain share-based compensation awards for eleven Logan's employees. These employees would have forfeited these unvested awards upon Logan's divestiture due to the performance and/or service conditions of the awards not being met. The modification of these awards consisted of the cancellation of the Mid-Term Incentive Retention Plans ("MTIRP") and nonvested stock grants for these employees and the concurrent grant of cash replacement awards for the cancelled awards. No replacement awards for these employees' stock options were given and thus, the unvested stock options were forfeited upon the completion of the Logan's divestiture. In accordance with SFAS No. 123R, the previously accrued compensation cost for these awards were reversed and no compensation cost was recorded for these awards. Total compensation cost reversed related to these awards was approximately $101 for stock options and $559 for nonvested stock awards and is recorded as discontinued operations in the Consolidated Financial Statements. The cash replacement awards for the 2005 and 2006 MTIRP awards retained their original vesting terms. The cash replacement awards of the nonvested stock grants retained their original vesting terms and vest on various dates between August 2007 and February 2011. Compensation cost for these modified awards will be recognized by Logan's over the remaining vesting period of the awards.

During 2007, the Company also recognized additional compensation expense of $1,731 for retirement eligible employees under its MTIRP plans. In accordance with SFAS No. 123R, compensation expense is recognized to the date on which retirement eligibility is achieved, if shorter than the vesting period.

11 LITIGATION SETTLEMENT

The Company was a member of a plaintiff class of a settled lawsuit against Visa U.S.A. Inc. ("Visa") and MasterCard International Incorporated ("MasterCard"). The Visa Check/Mastermoney Antitrust litigation settlement became final on June 1, 2005. Because the Company believed this settlement represented an indeterminate mix of loss recovery and gain contingency, the Company could not record the expected settlement proceeds until the settlement amount and timing were reasonably certain. During the second quarter of 2007, the Company received its share of the proceeds, which was $1,318, and recorded the amount of the proceeds as a gain that is included in other store operating expenses in the Consolidated Statement of Income.

12 INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax liability consisted of the following at:

	August 1, 2008	August 3, 2007
Deferred tax assets:		
Financial accruals without economic performance	$57,155	$ 37,326
Other	5,985	6,864
Deferred tax assets	$63,140	$ 44,190
Deferred tax liabilities		
Excess tax depreciation over book	$75,213	$ 72,202
Other	24,182	21,868
Deferred tax liabilities	99,395	94,070
Net deferred tax liability	$36,255	$ 49,880

The Company provided no valuation allowance against deferred tax assets recorded as of August 1, 2008 and August 3, 2007, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

The components of the provision for income taxes from continuing operations for each of the three years were as follows:

	2008	2007	2006
Current:			
Federal	$23,536	$ 46,883	$49,130
State	1,789	7,824	4,194
Deferred:			
Federal	1,565	(14,250)	(6,815)
State	1,322	41	(1,655)
Total income tax provision	$28,212	$ 40,498	$44,854

A reconciliation of the provision for income taxes from continuing operations and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

	2008	2007	2006
Provision computed at federal statutory income tax rate	$32,730	$40,768	$49,124
State and local income taxes, net of federal benefit	2,992	6,143	3,202
Employer tax credits for FICA taxes paid on employee tip income	(5,846)	(5,449)	(4,761)
Federal reserve adjustments	—	168	(1,332)
Other employer tax credits	(2,994)	(3,915)	(2,219)
Section 162(m) non-deductible compensation	—	1,809	—
Other-net	1,330	974	840
Total income tax provision	$28,212	$40,498	$44,854

As a result of the adoption of FIN 48, the Company recognized a liability for uncertain tax positions of $23,866 and related federal tax benefits of $7,895, which resulted in a net liability for uncertain tax positions of $15,971. As required by FIN 48, the liability for uncertain tax positions has been included in other long-term obligations and the related federal tax benefits have reduced long-term deferred income taxes. In the prior year, the liability for uncertain tax positions (net of the related federal tax benefits) was included in income taxes payable. The cumulative effect of this change in accounting principle upon adoption resulted in a net increase of $2,898 to the Company's beginning 2008 retained earnings.

As of August 1, 2008, the Company's liability for uncertain tax positions was $26,602 ($17,753, net of related federal tax benefits of $8,849).

Summarized below is a tabular reconciliation of the beginning and ending balance of the Company's total gross liability for uncertain tax positions exclusive of interest and penalties:

Balance at August 4, 2007	$21,338
Tax positions related to the current year:	
Additions	3,857
Reductions	—
Tax positions related to prior years:	
Additions	1,342
Reductions	(995)
Settlements	—
Expiration of statute of limitations	(2,663)
Balance at August 1, 2008	$22,879

The Company recognizes, net of tax, interest and estimated penalties related to uncertain tax positions in its provision for income taxes. At August 1, 2008 and August 4, 2007, the Company's liability for uncertain tax positions included $2,790 and $2,010, respectively, net of tax for potential interest and penalties.

At August 1, 2008 and August 4, 2007, the amount of uncertain tax positions that, if recognized, would affect the effective tax rate is $17,753 and $15,971, respectively.

In many cases, the Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. Based on the outcome of these examinations or as a result of the expiration of the statutes of limitations for specific taxing jurisdictions, the related uncertain tax positions taken regarding previously filed tax returns could decrease from those recorded as liabilities for uncertain tax positions in the Company's financial statements at August 1, 2008 by approximately $3,400 to $4,000 within the next twelve months.

At August 1, 2008, the Company was subject to income tax examinations for its U.S. federal income taxes after 2004 and for state and local income taxes generally after 2004.

13 SEGMENT INFORMATION

Cracker Barrel units represent a single, integrated operation with two related and substantially integrated product lines. The operating expenses of the restaurant and retail product lines of a Cracker Barrel unit are shared and are indistinguishable in many respects. Accordingly, the Company manages its business on the basis of one reportable operating segment. All of the Company's operations are located within the United States. As stated in Note 3, the operations of Logan's are reported as discontinued operations and have been excluded from segment reporting. The following data are presented in accordance with SFAS No. 131 for all periods presented.

	2008	2007	2006
Revenue from continuing operations:			
Restaurant	$1,872,152	$1,844,804	$1,748,193
Retail	512,369	506,772	471,282
Total revenue from continuing operations	$2,384,521	$2,351,576	$2,219,475

14 COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are parties to various legal and regulatory proceedings and claims incidental to and arising out of the ordinary course of its business. In the opinion of management, however, based upon information currently available, the ultimate liability with respect to these other proceedings and claims will not materially affect the Company's consolidated results of operations or financial position.

The Company is contingently liable pursuant to standby letters of credit as credit guarantees related to insurers. As of August 1, 2008, the Company had $29,062 of standby letters of credit related to securing reserved claims under workers' compensation and general liability insurance. All standby letters of credit are renewable annually and reduce the Company's availability under its revolving credit facility.

The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party. The lease has a remaining life of approximately 5.2 years with annual lease payments of approximately $361. The Company's performance is required only if the assignee fails to perform its obligations as lessee. The Company is also liable under a second operating lease that has been sublet to a third party. The lease has a remaining life of approximately 9.3 years and annual lease payments net of sublease rentals of approximately $50. At this time, the Company has no reason to believe that either the assignee or subtenant, respectively, of the foregoing leases will not perform and, therefore, no provision has been made in the Consolidated Balance Sheet for amounts to be paid in case of non-performance by the assignee or subtenant, as applicable.

Upon the sale of Logan's, the Company has reaffirmed its guarantee of the lease payments for two Logan's restaurants. At August 1, 2008, the operating leases have remaining lives of 3.4 and 11.7 years with annual payments of approximately $94 and $98, respectively. The Company's performance is required only if Logan's fails to perform its obligations as lessee. At this time, the Company has no reason to believe Logan's will not perform, and therefore, no provision has been made in the Consolidated Financial Statements for amounts to be paid as a result of non-performance by Logan's.

The Company enters into certain indemnification requirements in favor of third parties in the ordinary course of business. The Company believes that the probability of incurring an actual liability under such indemnification agreements is sufficiently remote so that no liability has been recorded. In connection with the divestiture of Logan's and Logan's sale-leaseback transaction (see Note 3), the Company entered into various agreements to indemnify third parties against certain tax obligations, for any breaches of representations and warranties in the applicable transaction documents and for certain costs and expenses that may arise out of specified real estate matters, including potential relocation and legal costs. With the exception of certain tax indemnifications, the Company believes that the probability of being required to make any indemnification payments to Logan's is remote. Therefore, no provision has been recorded for any potential non-tax indemnification payments in the Consolidated Balance Sheet. At August 1, 2008, the Company has recorded a liability of $377 in the Consolidated Balance Sheet for these potential tax indemnifications.

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts. See Note 2 for a further discussion of insurance and insurance reserves.

As of August 1, 2008, the Company operated 168 Cracker Barrel stores in leased facilities and also leased certain land and advertising billboards (see Note 16). These leases have been classified as either capital or operating leases. The interest rates for capital leases vary from 5% to 10%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Additionally, certain store leases provide for percentage lease payments based upon sales volume in excess of specified minimum levels.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of August 1, 2008:

Year	
2009	$ 22
2010	22
2011	22
2012	22
2013	22
Total minimum lease payments	110
Less amount representing interest	17
Present value of minimum lease payments	93
Less current portion	16
Long-term portion of capital lease obligations	$ 77

The following is a schedule by year of the future minimum rental payments to be received under the Company's sublease, as of August 1, 2008.

Year	
2009	$ 61
2010	63
2011	67
2012	67
2013	67
Later years	272
Total	$597

The following is a schedule by year of the future minimum rental payments required under operating leases, excluding leases for advertising billboards, as of August 1, 2008. Included in the amounts below are optional renewal periods associated with such leases that the Company is currently not legally obligated to exercise; however, it is reasonably assured that the Company will exercise these options.

Year	Lease Term and Exercised Options*	Renewal Periods Not Yet Exercised**	Total
2009	$ 30,129	$ 165	$ 30,294
2010	30,056	448	30,504
2011	28,602	481	29,083
2012	27,916	1,157	29,073
2013	26,514	2,793	29,307
Later years	166,890	328,676	495,566
Total	$310,107	$333,720	$643,827

* *Includes base terms and certain optional renewal periods that have been exercised and are included in the lease term in accordance with SFAS No. 13 (see Note 2).*

** *Includes certain optional renewal periods that have not yet been exercised, but are included in the lease term for the straight-line rent calculation. Such optional renewal periods are included because it is reasonably assured by the Company that it will exercise such renewal options (see Note 2).*

The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of August 1, 2008:

Year	
2009	$ 21,032
2010	10,308
2011	3,095
2012	24
Total	$ 34,459

Rent expense under operating leases, excluding leases for advertising billboards, is recognized on a straight-line, or average, basis and includes any pre-opening periods during construction for which the Company is legally obligated under the terms of the lease, and any optional renewal periods, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options. This lease period is consistent with the period over which leasehold improvements are amortized. Rent expense from continuing operations for each of the three years was:

	Minimum	Contingent	Total
2008	$32,024	$669	$32,693
2007	29,691	618	30,309
2006	28,801	609	29,410

Rent expense from continuing operations under operating leases for billboards for each of the three years was:

	Minimum	Contingent	Total
2008	$25,177	—	$25,177
2007	25,204	—	25,204
2006	24,938	—	24,938

15 EMPLOYEE SAVINGS PLANS

The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan.

The Company also sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. Contributions under both Plan I and Plan II may be invested in various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. In 2008, 2007 and 2006, the Company matched 25% of employee contributions for each participant in either Plan I or Plan II up to a total of 6% of the employee's compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment and are vested 100% on the participant's fifth anniversary of employment. In 2008, 2007, and 2006, the Company contributed approximately $1,801, $1,552 and $1,244, respectively, under Plan I and approximately $356, $323 and $353, respectively, under Plan II, for continuing operations. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets for Plan II of $27,033 is included in other assets and the liability to Plan II participants of $27,033 is included in other long-term obligations. Company contributions under Plan I and Plan II related to continuing operations are recorded as either labor and other related expenses or general and administrative expenses.

16 SALE-LEASEBACK

On July 31, 2000, Cracker Barrel completed a sale-leaseback transaction involving 65 of its owned units. Under the transaction, the land, buildings and building improvements at the locations were sold for net consideration of $138,325 and were leased back for an initial term of 21 years. Equipment was not included. The leases include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units. At August 1, 2008 and August 3, 2007, the Company was in compliance with all those covenants. Net rent expense during the initial term is $14,963 annually, and the assets sold and leased back previously had depreciation expense of approximately $2,707 annually. The gain on the sale is being amortized over the initial lease term of 21 years.

17 QUARTERLY FINANCIAL DATA (UNAUDITED)[a]

Quarterly financial data for 2008 and 2007 are summarized as follows:

	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*[c]
2008				
Total revenue	$581,165	$634,453	$567,138	$601,765
Gross profit	400,937	410,718	386,550	412,559
Income before income taxes	21,170	31,095	13,527	27,723
Income from continuing operations	13,983	20,234	10,479	20,607
Loss (income) from discontinued operations, net of tax	(94)	(17)	(35)	396
Net income	13,889	20,217	10,444	21,003
Income from continuing operations per share - basic	$ 0.59	$ 0.87	$ 0.47	$ 0.93
Loss (income) from discontinued operations, net of tax, per share - basic	$ —	$ —	$ —	$ 0.02
Net income per share - basic	$ 0.59	$ 0.87	$ 0.47	$ 0.95
Income from continuing operations per share - diluted	$ 0.57	$ 0.85	$ 0.46	$ 0.91
Loss (income) from discontinued operations, net of tax, per share - diluted	$ —	$ —	$ —	$ 0.02
Net income per share - diluted	$ 0.57	$ 0.85	$ 0.46	$ 0.93
2007				
Total revenue	$558,263	$612,134	$549,050	$632,129
Gross profit	385,407	401,782	381,122	438,990
Income before income taxes	23,672	31,482	18,461	42,866
Income from continuing operations	15,162	20,501	12,111	28,209
Income (loss) from discontinued operations, net of tax	4,265	82,011	214	(408)
Net income	19,427	102,512	12,325	27,801
Income from continuing perations per share - basic	$ 0.49	$ 0.66	$ 0.48	$ 1.18
Income (loss) from discontinued operations, net of tax, per share - basic	$ 0.14	$ 2.66	$ 0.01	$ (0.02)
Net income per share - basic	$ 0.63	$ 3.32	$ 0.49	$ 1.16
Income from continuing operations per share - diluted[b]	$ 0.45	$ 0.60	$ 0.44	$ 1.15
Income (loss) from discontinued operations, net of tax, per share - diluted	$ 0.12	$ 2.28	$ 0.01	$ (0.02)
Net income per share - diluted	$ 0.57	$ 2.88	$ 0.45	$ 1.13

(a) Due to the divestiture of Logan's in 2007, Logan's is presented as discontinued operations for all periods presented (see Note 3).

(b) Diluted income from continuing operations per share reflects, among other things, the potential dilution effects of the Company's Senior Notes and New Notes (as discussed in Notes 2, 6 and 8) for all quarters presented for 2007.

(c) The Company's fourth quarter of 2007 consisted of 14 weeks.

Corporate Officers

CBRL GROUP, INC.

Michael A. Woodhouse
Chairman, President and Chief Executive Officer

Douglas E. Barber
Executive Vice President and Chief Operating Officer

Edward A. Greene
Senior Vice President, Strategic Initiatives

N.B. Forrest Shoaf
Senior Vice President, Interim Chief Financial Officer, General Counsel and Secretary

Diana S. Wynne
Senior Vice President, Corporate Affairs

Brian R. Eytchison
Vice President, Financial Planning and Analysis

Bruce A. Hallums
Vice President, Internal Audit and Loss Prevention

Patrick A. Scruggs
Vice President, Accounting and Tax and Chief Accounting Officer

CRACKER BARREL OLD COUNTRY STORE, INC.

P. Doug Couvillion
Senior Vice President, Finance

Robert J. Harig
Senior Vice President, Human Resources

Terry A. Maxwell
Senior Vice President, Retail Operations

Christopher A. Ciavarra
Vice President, Brand and Menu Strategy

William H. Crayton
Vice President, Merchandise Planning and Allocation

Kathleen A. Dilley
Vice President, Retail Operations

Robert F. Doyle
Vice President, Product Development and Quality Assurance

Deborah M. Evans
Vice President, General Merchandise Manager/ Product Development

Nicholas V. Flanagan
Vice President, Restaurant Operations

J. Larry Jones
Vice President, Innovation

Peter B. Keiser
Vice President, Marketing

Timothy W. Mullen
Vice President, Information Services

Thomas R. Pate
Vice President, Training and Management Development

John W. Rains
Vice President, Compensation and Benefits

Stacy L. Stinson
Vice President, Operations Initiatives

S. James Torcivia
Vice President, Development

Michael J. Zylstra
Vice President, General Counsel and Secretary, Associate General Counsel and Secretary, CBRL Group, Inc.

Charlie E. Austin
Regional Vice President, Restaurant Operations

Lisa P. Christman
Regional Vice President, Retail Operations

Brenda L. Cool
Regional Vice President, Retail Operations

Alvin M. Dozier
Regional Vice President, Restaurant Operations

Deborah A. Fratrik
Regional Vice President, Restaurant Operations

Cecilia S. Gibson
Regional Vice President, Retail Operations

Anthony P. Guadagno
Regional Vice President, Restaurant Operations

Sandra K. Hayes
Regional Vice President, Retail Operations

Catherine J. McCarthy
Regional Vice President, Retail Operations

Laura E. Murchison
Regional Vice President, Retail Operations

Beth J. Quinn
Regional Vice President, Retail Operations

Mark W. Romanko
Regional Vice President, Restaurant Operations

Michelle R. Scott-Ramirez
Regional Vice President, Retail Operations

David R. Swartling
Regional Vice President, Restaurant Operations

Walter W. Tyree
Regional Vice President, Restaurant Operations

Bart F. Vig
Regional Vice President, Restaurant Operations

Stanley T. Warner
Regional Vice President, Restaurant Operations

Directors

James D. Carreker

Founder and owner, JDC Holdings, Inc., a private equity and investment firm, Dallas, TX; Retired, Chairman of the Bombay Company, Inc., a retail chain, Fort Worth, TX; Chairman of Compensation Committee; Member of Executive and Public Responsibility Committees

Robert V. Dale

Lead Director; Retired; President, Windy Hill Pet Food Company, Nashville, TN; Chairman of Nominating and Corporate Governance Committee; Member of Executive, Audit, and Compensation Committees

Richard J. Dobkin

Retired; Managing Partner of the Tampa, FL office of Ernst & Young, LLP, an independent registered public accounting firm; Chairman of the Audit Committee; Member of the Executive and Compensation Committees

Robert C. Hilton

President, Autumn Capital, an investment firm, Nashville, TN; Member of Audit Committee

Charles E. Jones, Jr.

President, Corporate Communications, Inc., an investor/shareholder communications and public relations firm, Nashville, TN; Member of Compensation and Nominating and Corporate Governance Committees

B.F. (Jack) Lowery

Attorney; Chairman and CEO, LoJac Companies, Inc., an asphalt manufacturing, paving, highway construction, building materials supplier and contractor, Lebanon, TN; Member of Nominating and Corporate Governance and Public Responsibility Committees

Martha M. Mitchell

Retired; Senior Partner and Senior Vice President Fleishman-Hillard, Inc., an international communications consulting and public relations firm, St. Louis, MO; Chairman of Public Responsibility Committee; Member of Executive and Nominating and Corporate Governance Committees

Andrea M. Weiss

President and CEO of Retail Consulting, Inc., a retail consulting firm; Member of Compensation and Public Responsibility Committees

Jimmie D. White

Retired; Senior Vice President – Finance and CFO of Cracker Barrel Old Country Store, Inc., the predecessor to CBRL Group, Inc. Member of Audit and Public Responsibility Committees

Michael A. Woodhouse

Chairman of the Board, President and CEO of CBRL Group, Inc.; Chairman of the Executive Committee

Corporate Information

CORPORATE OFFICES

CBRL Group, Inc.
P.O. Box 787
305 Hartmann Drive
Lebanon, TN 37088-0787
Phone: 615-444-5533
cbrlgroup.com

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP, Nashville, Tennessee

GENERAL COUNSEL

N.B. Forrest Shoaf, Senior Vice President, Interim Chief Financial Officer, Secretary and General Counsel, Corporate Offices

10-K REPORT

A copy of the CBRL Group, Inc. Form 10-K Annual Report for Fiscal 2008 filed with the Securities and Exchange Commission, may be obtained without charge through our Internet website, located at investor.cbrlgroup.com and (without exhibits) by writing to the Company, attention: Investor Relations. If requested in writing, exhibits to the Form 10-K Annual Report area available for a reasonable fee.

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:00 a.m. Tuesday, November 25, 2008, at the Cracker Barrel Old Country Store offices on Hartmann Drive, Lebanon, Tennessee. There were 11,272 shareholders of record on the record date of September 29, 2008.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Although we do not ourselves sponsor a dividend reinvestment program or "DRIP", our transfer agent, American Stock Transfer & Trust Company ("AST"), sponsors such a program. The only requirement to participate in the DRIP is that you are listed as a shareholder of record which means that you must purchase an initial share of CBRL stock through a broker and it must be held in your name, NOT held in a brokerage account. After the purchase and registration of the initial share, you may call AST at 800-485-1883 or 718-921-8124 to obtain enrollment forms.

CBRL GROUP, INC.

P.O. Box 787, Lebanon, TN 37088-0787

Cracker Barrel Old Country Store®

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